Exhibit 99.1

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

Report on the consolidated financial statements

We have reviewed the accompanying consolidated financial statements of Woori Finance Holdings Co., Ltd. and its subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of March 31, 2013 and the related consolidated statements of comprehensive ,changes in equity and cash flows for the three months ended March 31, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Group’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Group are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting.

Emphasis

As described in Note 2, as the Group has newly adopted new standards that made changes in accounting policies retrospectively, the consolidated statement of financial position as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flow for the three months ended March 31, 2012 were restated. These restatements have no effect on our conclusion.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the consolidated statement of financial position of the Group as of December 31, 2012 and the related consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated February 25, 2013, we expressed an unqualified opinion on those consolidated financial statements. The accompanying restated statement of financial position as of December 31, 2012, which is comparatively presented in the accompanying consolidated financial statement, does not differ in material respects from such audited consolidated statement of financial position.

May 15, 2013

Notice to Readers

This report is effective as of May 15, 2013, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying financial consolidated statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Woori Finance Holdings Co., Ltd. and its subsidiaries.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

	March 31, 2013	December 31, 2012
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	5,627,540	5,778,390
Financial assets at fair value through profit or loss (Notes 4,6,7,11,17 and 25)	27,222,611	27,352,216
Available-for-sale financial assets (Notes 4,6,8,11,17 and 45)	20,103,332	18,888,923
Held-to-maturity financial assets (Notes 4,9,11 and 17)	17,125,529	18,684,801
Loans and receivables (Notes 4,6,10,11,17,31,43,44 and 45)	251,246,332	250,275,551
Investments in jointly controlled entities and associates (Note 12)	1,077,674	1,037,930
Investment properties (Notes 13 and 16)	485,710	491,685
Premises and equipment (Notes 14,16 and 17)	3,184,487	3,185,543
Intangible assets and goodwill (Note 15)	423,839	433,407
Current tax assets (Note 41)	37,484	38,667
Deferred tax assets (Note 41)	194,903	155,439
Derivative assets (Notes 4,11 and 25)	282,072	281,069
Assets held for sale (Note 16)	87,447	83,347
Other assets (Notes 18 and 45)	513,524	414,846

Total assets	327,612,484	327,101,814

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,19 and 25)	11,713,738	10,985,765
Deposits due to customers (Notes 4,11,20 and 45)	204,877,575	204,209,580
Borrowings (Notes 4,11 and 21)	31,896,989	33,479,716
Debentures (Notes 4,11 and 21)	29,104,577	27,959,969
Provisions (Notes 22,43 and 45)	958,756	863,658
Net defined benefit obligation (Note 23)	220,708	166,296
Current tax liabilities (Note 41)	253,664	178,791
Deferred tax liabilities (Note 41)	139,712	124,946
Derivative liabilities (Notes 4,11 and 25)	27,591	38,000
Other financial liabilities (Notes 4,11,24,43 and 45)	24,848,917	25,583,814
Other liabilities (Notes 24 and 45)	529,668	508,071

Total liabilities	304,571,895	304,098,606

EQUITY
Owners’ equity:	18,702,607	18,666,130
Capital stock (Note 27)	4,030,077	4,030,077
Hybrid securities (Note 28)	498,407	498,407
Capital surplus (Note 27)	173,874	174,044
Other equity (Note 29)	147,595	112,013
Retained earnings (Notes 30)	13,852,654	13,851,589
Non-controlling interests	4,337,982	4,337,078

Total equity	23,040,589	23,003,208

Total liabilities and equity	327,612,484	327,101,814

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions, except per share data)
Interest income	3,413,589	3,858,182
Interest expense	(1,728,704)	(1,987,514)

Net interest income (Notes 33 and 45)	1,684,885	1,870,668
Fees and commissions income	395,885	424,245
Fees and commissions expense	(199,888)	(154,215)

Net fees and commissions income (Notes 34 and 45)	195,997	270,030
Dividend Income (Note 35)	48,892	70,945
Net gain (loss) on financial instruments at fair value through profit or loss (Note 36)	41,292	(29,262)
Net gain (loss) on available-for-sale financial assets (Note 37)	(11,721)	277,464
Impairment losses on credit loss (Note 38 and 45)	(552,609)	(433,567)
Other net operating expenses (Notes 39 and 45)	(1,062,849)	(1,035,203)

Operating income	343,887	991,075
Share of profits of jointly controlled entities and associates (Note 12)	9,482	18,685
Other non-operating expense (Note 40)	(5,398)	(43,515)

Non-operating income (loss)	4,084	(24,830)
Net income before income tax expense	347,971	966,245
Income tax expense (Note 41)	(96,944)	(231,864)

Net income	251,027	734,381

Remeasurement items of employee benefits	(36,954)	(20,771)

Items not subsequently reclassified to profit or loss	(36,954)	(20,771)
Gain (loss) on available-for-sale financial assets	37,094	(132,665)
Share of other comprehensive income of jointly controlled entities and associates	3,374	12,408
Gain (loss) on overseas business translation	41,275	(30,424)
Gain (loss) on valuation of cashflow hedge	(11,421)	7,092

Items subsequently reclassified to profit or loss	70,322	(143,589)
Other comprehensive income (loss), net of tax	33,368	(164,360)
Total comprehensive income	284,395	570,021

Net income attributable to:
Net income attributable to owners	209,963	664,815
Net income attributable to non-controlling interests	41,064	69,566
Total comprehensive income attributable to:
Comprehensive income attributable to owners	244,465	514,710
Comprehensive income attributable to non-controlling interests	39,930	55,311
Basic and diluted earnings per share (Note 42)	251	818

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

	Common stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2012 (Reported)	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Effect of change in accounting policy	—	—	—	(23,347)	24,414	1,067	(28)	1,039
January 1, 2012 (Restated)	4,030,077	309,010	175,768	563,074	12,447,136	17,525,065	4,549,368	22,074,433

Net income	—	—	—	—	664,815	664,815	69,566	734,381
Dividends	—	—	—	—	(201,503)	(201,503)	(7,329)	(208,832)
Changes in investment in consolidated subsidiaries	—	—	(522)	—	—	(522)	(287)	(809)
Variation of available-for-sale financial assets	—	—	—	(115,694)	—	(115,694)	(16,971)	(132,665)
Changes in equity of jointly controlled entities and associates	—	—	—	(4,177)	—	(4,177)	16,585	12,408
Foreign currency translation	—	—	—	(15,079)	—	(15,079)	(15,345)	(30,424)
Cash flow hedge	—	—	—	5,383	—	5,383	1,709	7,092
Remeasurement items of employee benefits	—	—	—	(20,538)	—	(20,538)	(233)	(20,771)
Changes in other equity	—	—	—	5,231	—	5,231	3,106	8,337
Other reclassification	—	—	—	—	(578)	(578)	—	(578)
Changes in equity of non-controlling interests	—	—	—	—	—	—	(8,060)	(8,060)
Dividends to hybrid securities	—	—	—	—	(5,265)	(5,265)	(34,429)	(39,694)
Issue of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

March 31, 2012	4,030,077	498,407	175,246	418,200	12,904,605	18,026,535	4,557,680	22,584,215

January 1, 2013	4,030,077	498,407	174,044	112,013	13,851,589	18,666,130	4,337,078	23,003,208
Net income	—	—	—	—	209,963	209,963	41,064	251,027
Dividends	—	—	—	—	(201,503)	(201,503)	(6,151)	(207,654)
Changes in investment in consolidated subsidiaries	—	—	(170)	—	—	(170)	(280)	(450)
Variation of available-for-sale financial assets	—	—	—	38,929	—	38,929	(1,835)	37,094
Changes in equity of jointly controlled entities and associates	—	—	—	3,374	—	3,374	—	3,374
Foreign currency translation	—	—	—	34,071	—	34,071	7,204	41,275
Cash flow hedge	—	—	—	(5,003)	—	(5,003)	(6,418)	(11,421)
Remeasurement items of employee benefits	—	—	—	(36,869)	—	(36,869)	(85)	(36,954)
Changes in other equity	—	—	—	982	—	982	1,877	2,859
Depreciation of subsidiaries’ stock discount	—	—	—	98	(98)	—	—	—
Dividends to hybrid securities	—	—	—	—	(7,297)	(7,297)	(34,472)	(41,769)

March 31, 2013	4,030,077	498,407	173,874	147,595	13,852,654	18,702,607	4,337,982	23,040,589

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
Cash flows from operating activities:
Net income	251,027	734,381
Adjustments:
Income tax expense	96,944	231,864
Interest income	(3,413,589)	(3,858,182)
Interest expense	1,728,704	1,987,514
Dividend income	(48,892)	(70,945)
Impairment loss on credit loss	552,609	433,567
Loss on valuation of financial instruments at fair value through profit or loss	29,319	22,817
Loss on available-for-sale financial assets	11,721	—
Loss on valuation of in jointly controlled entities and associates investments	16,266	1,333
Loss on foreign exchange translation	627	6,037
Loss on transaction of derivatives	1,830	178
Loss on valuation of derivatives	12,982	23,493
Loss on fair value hedged items	17,455	3,982
Provisions	41,592	46,078
Retirement benefits	40,255	34,625
Depreciation and amortization	78,043	73,611
Loss on disposal of investments in jointly controlled entities and associates	1,565	18,079
Loss on disposal of premises and equipment and other assets	408	1,050
Impairment loss of premises and equipment and other assets	3,796	6,157
Gain on available-for-sale financial assets	—	(277,464)
Gain on valuation of associates investments	(25,748)	(20,018)
Gain on foreign exchange translation	(30,502)	(3,651)
Gain on transaction of derivatives	(3,474)	(1)
Gain on valuation of derivatives	(18,572)	(3,739)
Gain on fair value hedged items	(20,904)	(20,649)
Reversal of provisions	(874)	(3,345)
Gain on disposal of investments in jointly controlled entities and associates	—	(3,071)
Gain on disposal of premises and equipment and other assets	(1,632)	(447)
Reversal of impairment loss of premises and equipment and other assets	(71)	(151)
Changes in operating assets and liabilities:
Decrease in financial instruments at fair value through profit or loss	828,259	1,346,976
Increase in loans and receivables	(1,692,069)	(4,569,394)
Increase in other assets	(68,872)	(3,199,051)
Increase in deposits due to customers	667,011	3,815,925
Decrease in provision for guarantee and unused commitment	(9,326)	(3,988)
Increase (decrease) in retirement benefit obligation	14,158	(30,701)
Increase (decrease) in other financial liabilities	(499,170)	3,426,484
Increase in other liabilities	37,420	5,521
Cash received from (paid for) operating activities:
Interest income received	3,408,707	3,885,781
Interest expense paid	(1,977,344)	(2,294,138)
Dividends received	42,394	62,562
Income tax paid	(65,714)	(101,984)

Net cash used in operating activities	6,339	1,707,096

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
Cash flows from investing activities:
Disposal of available-for-sale financial assets	873,601	2,825,936
Redemption of held-to-maturity financial assets	2,097,117	2,996,278
Disposal of investments in jointly controlled entities and associates	—	118,851
Disposal of investment properties	6,215	—
Disposal of premises and equipment	2,849	8,757
Disposal of intangible assets	207	25
Disposal of assets held for sale	5,153	2,743
Increase in hedging derivatives	7,553	—
Acquisition of available-for-sale financial assets	(2,059,848)	(3,250,888)
Acquisition of held-to-maturity financial assets	(537,845)	(2,850,467)
Acquisition of investment in jointly controlled entities and associates	(55,199)	(60,275)
Acquisition of investment properties	(3,673)	(12)
Acquisition of premises and equipment	(45,081)	(70,929)
Acquisition of intangible assets	(14,993)	(16,035)
Decrease in hedging derivatives	(13,884)	—
Net cash provided by investing activities	262,172	(296,016)
Cash flows from financing activities:
Issuance of debentures	3,226,252	2,513,860
Issuance of hybrid securities	—	189,397
Increase in hedging derivatives	8,765	—
Net increase in non-controlling interests	904	—
Net decrease of borrowings	(1,582,727)	(989,515)
Payment of debentures	(2,032,704)	(3,597,952)
Dividends paid on hybrid securities	(7,350)	—
Decrease in hedging derivatives	(17,134)	(4,583)
Net decrease in non-controlling interests	—	(61,022)

Net cash used in financing activities	(403,994)	(1,949,815)
Net decrease in cash and cash equivalents	(135,483)	(538,735)
Cash and cash equivalents, beginning of the period	5,778,390	6,417,964
Effects of exchange rate changes on cash and cash equivalents	(15,367)	(20,264)

Cash and cash equivalents, end of the period	5,627,540	5,858,965

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

1. GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, as of March 31, 2013, the Company owns 11 subsidiaries including Woori Bank and 1622nd -tier subsidiaries including Woori Credit Information Co., Ltd.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of March 31,2013, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued and KDIC owns 459,198,609 shares (56.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The financial statements for the Company and its subsidiaries (the “Group”) includes the following subsidiaries:

	Main business	Percentage of ownership (%)
Subsidiaries		March 31, 2013	December 31, 2012
Woori Finance Holdings Co., Ltd.:
Woori Bank	Banking	100.0	100.0
Kyongnam Bank	”	100.0	100.0
Kwangju Bank	”	100.0	100.0
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori F&I Co., Ltd.	Finance	100.0	100.0
Woori Investment & Securities (*1)	”	37.9	37.9
Woori Asset Management Co., Ltd.	”	100.0	100.0
Woori Private Equity Co., Ltd.	”	100.0	100.0
Woori Financial Co., Ltd.	”	52.0	52.0
Woori FG Savings Bank	”	100.0	100.0
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0
Woori Bank:
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank (*6)	Finance	100.0	100.0
Woori Global Market Asia Limited (*6)	”	100.0	100.0
Woori Bank (China) Limited (*6)	”	100.0	100.0
ZAO Woori Bank (*6)	”	100.0	100.0
PT. Bank Woori Indonesia (*6)	”	95.2	95.2
Woori Brazil Bank (*6)	”	100.0	100.0
Korea BTL Infrastructure Fund	”	100.0	100.0
Woori Fund Service Co., Ltd.	”	100.0	100.0
Kumho Trust 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0

	Main business	Percentage of ownership (%)
Subsidiaries		March 31, 2013	December 31, 2012
Asiana Saigon Inc. (*1)	”	0.0	0.0
An-Dong Raja 1st Co., Ltd. (*1)	”	0.0	0.0
Consus 8th Co., LLC (*1)	”	0.0	0.0
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0
Woori IB Global Bond Co., Ltd. (*1)	Asset securitization	0.0	0.0
IB Global 1st Inc. (*1)	”	0.0	0.0
Hermes STX Co., Ltd. (*1)	”	0.0	0.0
BWL First Co., LLC (*1)	”	0.0	0.0
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0
Ocean Sand Co., Ltd. (*1)	”	0.0	0.0
Deogi Dream 4th Co.,Ltd. (*1)	”	0.0	—
Guam Emerald Co., Ltd. (*1)	”	0.0	—
Jeonju-iwant Co., Ltd. (*1)	”	0.0	—
Wonju-iwant Co.,Ltd. (*1)	”	0.0	—
Heitz 3 th Co.,Ltd. (*1)	”	0.0	—
Kyongnam Bank:
Consus 6th Co., LLC (*1)	Asset securitization	0.0	0.0
Kwangju Bank:
Hybrid 1st Specialty Inc. (*1)	Asset securitization	0.0	0.0
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0
Woori F&I Co., Ltd.:
Woori AMC Co., Ltd.	Other financial business	100.0	100.0
Woori F&I Seventh Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori F&I Tenth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Eleventh Asset Securitization Specialty	”	100.0	100.0
Woori F&I Thirteenth Asset Securitization Specialty	”	94.6	94.6
Woori SB Tenth Asset Securitization Specialty	”	50.0+1share	50.0+1share
Woori F&I Sixteenth Asset Securitization Specialty	”	100.0	100.0
Woori EA Third Asset Securitization Specialty	”	70.0	70.0
Woori EA Fourth Asset Securitization Specialty	Asset securitization	70.0	70.0
Woori EA Fifth Asset Securitization Specialty	”	70.0	70.0
Woori F&I Seventeenth Asset Securitization Specialty	”	100.0	100.0
Woori EA Eighth Asset Securitization Specialty	”	51.0	51.0
WR Investment America, LLC (*6)	Administration of NPL	100.0	100.0
Woori F&I Eighteenth Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori EA Tenth Asset Securitization Specialty	”	51.0	51.0
Woori F&I Nineteenth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twentieth Asset Securitization Specialty	”	60.0	60.0
Woori F&I Twenty first Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty second Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty third Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty fourth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty fifth Asset Securitization Specialty	”	100.0	100.0
Woori EA Twelfth Asset Securitization Specialty	”	70.0	70.0

	Main business	Percentage of ownership (%)
Subsidiaries		March 31, 2013	December 31, 2012
Woori EA Thirteenth Asset Securitization Specialty	”	70.0	70.0
Woori EA Fourteenth Asset Securitization Specialty	”	70.0	70.0
Woori EA Fifteenth Asset Securitization Specialty	”	70.0	70.0
Woori EA Eighteenth Asset Securitization Specialty	”	67.0	67.0
Woori F&I Twenty sixth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty seventh Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty eighth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty ninth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Thirtieth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Thirty first Asset Securitization Specialty	”	100.0	100.0
Woori F&I Thirty second Asset Securitization Specialty (*2)	”	100.0	—
Woori F&I Thirty third Asset Securitization Specialty (*2)	”	100.0	—
Woori F&I Thirty fourth Asset Securitization Specialty (*2)	”	100.0	—
Woori F&I Thirty fifth Asset Securitization Specialty (*2)	”	100.0	—
Woori Investment & Securities Co., Ltd.:
Woori Futures Co., Ltd.	Futures trading	100.0	100.0
Woori Investment Asia PTE, Ltd. (*6)	Investments	100.0	100.0
Woori Absolute Global Opportunity Fund (*5) (*6)	Securities investments	100.0	100.0
LG Investments Holding B.V. (*6)	”	100.0	100.0
Woori Investment Securities (H.K.) Ltd. (*6)	Securities business	100.0	100.0
Woori Investment Securities Int’l Ltd. (*6)	Securities investments	100.0	100.0
Woori Investment Securities America, Inc. (*6)	”	100.0	100.0
Woori CBV Securities Corporation (*1)(*5) (*6)	Securities business	49.0	49.0
MARS First Private Equity Fund (*4)	Other financial business	—	52.9
MARS Second Private Equity Fund (*1)	”	8.9	8.9
Woori Absolute Partners PTE, Ltd. (*6)	Securities investments	100.0	100.0
Woori Korindo Securities Indonesia (*6)	”	60.0	60.0
Woori Absolute Return Investment Strategies Fund (*6)	”	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund (*3)	Other financial business	27.3	27.3
Woori Investment advisory Co., Ltd.(Beijing) (*6)	Securities investments	95.1	95.1
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd.	Asset securitization	15.0	15.0
Woori Giant First Co., Ltd.	”	100.0	100.0
Woori Private Equity Co. , Ltd.:
Woori Private Equity Fund	Other financial business	61.0	61.0
Woori EL Co., Ltd. (*5)	”	100.0	100.0
MARS First:
MARS INS First, Ltd. (*4)	”	—	100.0
Woori Private Equity Fund:
Kumho Investment Bank (*1)	Other credit finance business	41.4	41.4
Kumho Investment Bank:
HUB 1st Co., Ltd.	Asset securitization	0.0	0.0
HUB 2nd Co., Ltd.	”	0.0	0.0
HUB 3rd Co., Ltd.	”	0.0	0.0
Two Eagles KIB LLC (*5) (*6)	Other service business	100.0	100.0

	Main business	Percentage of ownership (%)
Subsidiaries		March 31, 2013	December 31, 2012
Woori Private Equity Co. , Ltd. and TWO Eagles KIB LLC:
Two Eagles LLC (*6)	Other service business	55.0	55.0
Woori PE and My Asset Manhattan Private REIT 1st
Sahn Eagles LLC (*6)	Other financial business	65.6	65.6
Woori, Kyongnam, Kwangju Bank, Woori Investment & Securities Co., Ltd., Kumho Investment Bank:
Woori Partner Plus Private Equity Securities 4th and 64 beneficiary certificates for the rest (*1)	Beneficiary certificates	—	—
Woori, Kyongnam, Kwangju Bank:
Principle and Interest Trust (*1)	Trust	—	—
Woori, Kyongnam, Kwangju Bank, Woori Investment & Securities Co., Ltd.:
Principle Trust (*1)	”	—	—

(*1)	As the Group has controlling power over the entity so as to obtain benefits, the entity is included in the consolidation.
(*2)	Included in consolidation scope due to the investment over 50% for the year ended March 31, 2013.
(*3)	KoFC Woori Growth Champ Private Equity Fund was included in the scope of consolidation as Woori Investment & Securities has controlling power as the general partner of the fund.
(*4)	Excluded from consolidation scope due to its liquidation for the year ended March 31, 2013.
(*5)	Financial information for consolidation is based on the financial statements as of December 31, 2012 for certain entities such as Two Eagles KIB LLC and Feburary 28, 2013 for entities such as Woori Absolute Global Opportunity Fund, Woori CBV Securities Corporation, Woori Absolute Return Investment Strategies Fund and Woori EL Co., Ltd. respectively. There have been no significant transactions and events subsequent to December 31, 2012 and Feburary 28, 2013.
(*6)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in the United States; 2) Woori Global Market Asia Limited and Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited and Woori Investment advisory Co. Ltd.(Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia and Woori Korindo Securities Indonesia in Indonesia; 6) Woori Brazil Bank in Brazil; 7) Woori Investment Asia PTE. Ltd. and Woori Absolute Partners PTE Ltd. in Singapore; 8) Woori Absolute Global Opportunity Fund and Woori Absolute Return Investment Strategies Fund in Cayman Island; 9) LG Investments Holding B.V. in the Netherlands; 10) Connacht Capital Market Investment in Malaysia; 11) Woori Investment Securities Int’l Ltd. in United kingdom; and 12) Woori CBV Securities Corporation in Vietnam.

(3)	The entities owned by the Group over 50% but not consolidated as of March 31, 2013 and December 31, 2012, respectively, are as followings:

Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge Sidus FNH video(*)	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment(*)	Korea	„	60.0

(*)	Excluded in the scope of consolidation as exposed to significant variable profit through interests, but has not controlling power.

(4)	Summarized financial information before elimination of intercompany accounts of subsidiaries whose financial information prepared under K-IFRS for the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	245,218,270	226,650,879	5,559,813	191,853	204,379
Kyongnam Bank	29,394,025	27,400,059	437,401	40,715	51,863
Kwangju Bank	19,392,183	18,064,279	273,898	29,451	33,106
Woori FIS	301,836	269,946	76,276	(8,118)	(9,378)
Woori F&I	1,817,056	1,541,671	45,146	17,860	18,734
Woori Investment & Securities	27,256,519	23,772,628	874,200	31,919	27,825
Woori Asset Management	80,173	15,664	7,634	681	682
Woori PE	1,216,412	1,178,426	59,055	287	225
Woori Financial	3,539,466	3,168,322	82,856	12,135	11,755
Woori FG Savings Bank	1,044,016	884,291	25,005	2,128	3,481
Woori Finance Research Institute	3,601	858	1,806	150	150

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	248,546,643	229,979,900	21,638,202	1,496,222	1,040,588
Kyongnam Bank	28,945,769	26,977,937	1,800,451	180,961	185,889
Kwangju Bank	18,626,090	17,309,865	1,164,510	136,866	133,712
Woori FIS	334,878	293,610	308,325	(5,164)	(4,456)
Woori F&I	1,748,298	1,468,673	154,367	46,202	44,511
Woori Investment & Securities	24,848,800	21,395,292	3,500,422	122,482	100,526
Woori Asset Management	80,095	16,269	31,845	979	981
Woori PE	1,559,356	1,503,421	213,360	2,919	2,880
Woori Financial	3,537,592	3,165,522	347,411	53,744	53,434
Woori FG Savings Bank	1,598,619	1,442,376	82,742	(19,772)	(20,834)
Woori Finance Research Institute	4,156	1,562	—	(407)	(407)

(5)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds. The Group has no controlling power over those structured entities, which is determined in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110. As therefore, those structured entities are not consolidated to the Group. They are classified as three categories, asset securitization vehicles, structured finance and investment fund based on nature and purpose of their investments and risk exposed to the Group.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distribute dividends on asset-backed securities with profits from collecting cash flows from or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by funding from various investors, engaging a manager at the trust to operate and distributing proceeds from investments to the investors. A private equity fund is normally established in order to acquire ownership interests in a target company with exit strategy after implementing financial and operational restructuring. The Group recognizes gains and losses on valuation of investments in proposition of interest on investment funds. It is exposed to losses when the value of investment funds is decreased.

Total asset of the unconsolidated structured entities, book value for line items as recognized in the financial statements, maximum exposal value to loss, and loss incurred during this quarter are as follows. The maximum exposal value to loss includes investment amounts recognized in the financial statements and the value, which has great possibility with meeting certain condition in the future based on the agreements of purchase, granting credit, etc (Unit: Korean Won in millions):

	March 31, 2013
	Asset liquidation	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	36,954,115	33,524,539	15,864,173
Recognized assets related to unconsolidated structured entities	1,486,796	3,784,310	1,322,818
Loans and receivables	165,828	3,510,207	12,008
Financial assets at fair value through profit or loss	303,503	—	—
Available-for-sale financial assets	338,424	216,605	1,062,412
Held-to-maturity financial assets	678,599	—	—
Investments in jointly controlled entities and associates	—	—	248,398
Derivative assets	442	57,498	—
Recognized liabilities related to unconsolidated structured entities	23,888	5,100	40
Other liabilities (Provisions)	23,888	5,100	40
The maximum exposure value of loss	4,208,662	4,251,200	1,492,995
Investment	1,486,355	3,726,812	1,303,328
Agreements of purchase	1,292,329	—	—
Granting credit	1,211,888	128,750	—
Other agreements	218,090	395,638	189,667
Loss on unconsolidated structured entity	489	47,094	9,415

(6)	Among the Company’s subsidiaries to disclose their non-controlling interests, net income attributable to non-controlling interests and dividends to non-controlling interests are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests end of the period

	March 31, 2013	December 31, 2012
Woori Investment & Securities	2,159,193	2,140,569
Woori Financial	178,068	178,512

2)	Net income attributable to non-controlling interests

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Woori Investment & Securities	19,850	76,412
Woori Financial	5,822	25,787

3)	Dividends to non-controlling interests

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Woori Investment & Securities	—	31,608
Woori Financial	6,084	7,406

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation

The Group’s interim consolidated financial statements for the three months ended March 31, 2013 are prepared in accordance with K-IFRS 1034 Interim Financial Reporting. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2012 for the understanding of the interim consolidated financial statements.

The accompanying financial statements are the Group’s consolidated financial statements in accordance with K-IFRS 1110 Consolidated Financial Statements.

Major accounting policies used for the preparation of the consolidated financial statements are stated below. Unless stated otherwise, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the consolidated financial statements for the three months ended March 31, 2013.

1)	The Group has newly adopted the following new standards and interpretations that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments have effect on the presentation of consolidated financial statements and no effects on the financial position and financial performance. The Group applied the amendments retrospectively and restated the comparative statement of consolidated financial statement.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. The amendment replaces the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits.

The Group applied the amendments retrospectively and restated comparative statement of consolidated financial statement. Following the amendments above, other equity decreased 75,323 million Won and retained earnings increased 75,323 million Won on consolidated statements of financial position as of December 31, 2012. Net income increased 20,771 million Won and total comprehensive income decreased 20,771 million Won on consolidated statements of comprehensive income for the three months ended March 31, 2012.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement of between financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 establishes legally enforceable master netting agreements or in accordance with similar agreement right to offset financial instruments and the information about offset agreement like collateral agreement. Because the Group doesn’t hold the offsetted financial instruments in accordance with K-IFRS 1032 and does not contract master netting arrangement or similar agreement, the amendments of the enactment have no significant effect on the Group’s consolidated financial statements.

Enactment of K-IFRS 1110 – consolidated financial statements

K-IFRS 1110 replaces the requirements and guidance in K-IFRS 1027 and K-IFRS 2012 relating to the consolidated financial statements. It defines that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group applied the amendments retrospectively and restated the comparative statement of the Group’s consolidated financial statement.

1)	The adoption of K-IFRS 1110, the Company was included from the connection.

Subsidiaries	Location	Main business	Percentage of ownership (%)
Woori CS Ocean Bridge 9th	Korea	Securities investments	—
Woori CS Grobalemerging Milestone 1th	Korea	”	—
Principle Trust (*1)	Korea	Trust	—
Deogi Dream 4th Co.,Ltd.	Korea	Asset securitization	—
Guam Emerald Co., Ltd.	Korea	”	—
Jeonju-iwant Co., Ltd.	Korea	”	—
Wonju-iwant Co.,Ltd.	Korea	”	—
Heitz 3 th Co.,Ltd.	Korea	”	—

(*1)	Woori, Kyongnam, Kwangju Bank and Woori Investment & Securities

Included in the scope of consolidation as exposed to significant variable profit through interests and has controlling power.

2)	The adoption of K-IFRS 1110, the company was excluded from the connection.

Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge Sidus FNH video	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment	Korea	”	60.0

Excluded in the scope of consolidation as exposed to significant variable profit through interests, but has not controlling power.

Enactment of K-IFRS 1111 – Joint Arrangements

K-IFRS 1111 classifies joint arrangements of which two or more parties have joint control into two types, joint operations and joint ventures depending on the rights and obligations of the parties to the arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Under the enactment, a joint operator requires to recognize assets, liabilities, revenues and expenses proportionally to its interest in the arrangement and a joint venturer requires to recognize an investment and account for the investment using the equity method. The amendment has no effect on the Group’s consolidated financial statements.

Enactment to K-IFRS 1112 –Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The K-IFRS 1112 requires that the nature of, and risks associated with, its interests in other entities, the effects of those interests on its financial position, financial performance and cash flows. The adoption of the enactment has no significant effect on the Group’s consolidated financial statements.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The K-IFRS 1113 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The K-IFRS 1113 explains that a fair value measurement requires an entity to determine the following the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, the appropriate valuation technique(s) used when measuring fair value. K-IFRS 1113 stated extensive disclosures related to fair value measurement. The adoption of the enactment has no significant effect on the Group’s consolidated financial statements.

Besides the above standards associated with the ‘tax effect of distribution in respect of holders of equity investments’ of the amendments to K-IFRS 1032 have the newly standards introduced some exist, but the amendments have no effect on consolidated financial statements.

The impact from the implementation of new accounting standards interpretations and accounting policy changes on the consolidated financial statements are as follow (Unit: Korean Won in millions):

<Consolidated Statements of Financial Position >

	December 31, 2012
	Reported	Adjustment	Restated
Financial assets at fair value through profit or loss	26,147,141	1,205,075	27,352,216
Available-for-sale financial assets	18,869,900	19,023	18,888,923
Loans and receivables	250,105,729	169,822	250,275,551
Other assets	30,583,163	1,961	30,585,124
Total assets	325,705,933	1,395,881	327,101,814
Deposits due to customers	202,919,613	1,289,967	204,209,580
Borrowings	33,478,685	1,031	33,479,716
Other financial liabilities	25,479,827	103,987	25,583,814
Other liabilities	40,825,095	401	40,825,496
Total liabilities	302,703,220	1,395,386	304,098,606
Owners’ equity	18,665,600	530	18,666,130
Non-controlling interests	4,337,113	(35)	4,337,078
Total equity	23,002,713	495	23,003,208
Total liabilities and equity	325,705,933	1,395,881	327,101,814

< Consolidated Statements of Comprehensive Income >

	For the three months ended March 31, 2012
	Reported	Adjustment	Restated
Operating income	963,322	27,753	991,075
Non-operating loss	(22,497)	(2,333)	(24,830)
Net income before income tax expense	940,825	25,420	966,245
Income tax expense	(226,461)	(5,403)	(231,864)
Net income	714,364	20,017	734,381
Other comprehensive loss	(144,038)	(20,322)	(164,360)
Total comprehensive income (loss)	570,326	(305)	570,021

<Consolidated Statements of Cash Flows >

	For the three months ended March 31, 2012
	Reported	Adjustment	Restated
Cash flows from operating activities:	1,910,734	(203,638)	1,707,096
Cash flows from investing activities:	(297,831)	1,815	(296,016)
Cash flows from financing activities:	(2,151,318)	201,503	(1,949,815)
Net decrease in cash and cash equivalents	(538,415)	(320)	(538,735)
Cash and cash equivalents, beginning of the period	6,417,123	841	6,417,964
Effects of exchange rate changes on cash and cash equivalents	(20,264)	—	(20,264)
Cash and cash equivalents, end of the period	5,858,444	521	5,858,965

2)	The Company has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarifies the meaning of related standards about the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional to future events and can be exercised always during the contract periods. The right to offset has to be executable even in the case of default or insolvency, not just in the case of normal business progress with counterparties. The amendments to K-IFRS 1032 are effective for the annual periods beginning on January 1, 2014.

3)	Other

a)	Reclassification of operating income

In accordance with the amendments to K-IFRS 1001, the Group changed the presentation of operating income by deducting cost of sales and general and administration expenses from operating income for the year ended December 31, 2012. The Group applied these amendments retrospectively for the comparative period and restated the statements of comprehensive income for the three months ended March 31, 2012.

Accordingly, some of other profit (loss) that is classified as operating income (loss) is reclassified into non-operating income (expense). Operating income is increased by 41,181 million Won for the three months ended March 31, 2012. The adoption of the amendments has no effect on net income and earnings per share for the three months ended March 31 2012.

b)	Reclassification of short term employee benefits

Certain expenses among administrative expenses and management compensation which characteristics are related to employee benefits are classified as short term employee benefits.

Adminstrative expenses and management compensation are restated retrospectively to be comparative for the three months ended March 31, 2012. Reclassification has no effect on net assets and net income of consolidated units.

The effects of the reclassification are as follows (Unit: Korean Won in millions):

<Administrative expenses>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	333,509	761,305	1,129,146	1,621,347
	Administrative expenses except short term employee benefits	557,705	1,048,752	1,576,443	2,154,382

	Total	891,214	1,810,057	2,705,589	3,775,729

Retrospectively restateed	Short term employee benefits	434,509	976,129	1,452,826	2,062,546
	Administrative expenses except short term employee benefits	456,705	833,928	1,252,763	1,713,183

	Total	891,214	1,810,057	2,705,589	3,775,729

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	387,539	782,435	1,181,475	1,623,502
	Administrative expenses except short term employee benefits	517,921	1,128,554	1,654,897	2,264,080

	Total	905,460	1,910,989	2,836,372	3,887,582

Retrospectively Restateed	Short term employee benefits	501,042	1,020,773	1,540,883	2,108,840
	Administrative expenses except short term employee benefits	404,418	890,216	1,295,489	1,778,742

	Total	905,460	1,910,989	2,836,372	3,887,582

<Management compensation for related party transaction>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	7,821	14,763	20,391	26,298
Retrospectively Restateed	Short term employee benefits	8,564	15,521	22,673	28,084

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	8,102	16,105	20,995	27,074
Retrospectively Restateed	Short term employee benefits	8,222	16,417	23,135	30,510

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2012.

4. RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks and determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Loans and receivables:
Korean treasury and government agencies	18,212,462	14,012,805
Banks	19,870,005	30,774,568
Corporates	109,279,077	102,197,640
Consumers	103,884,788	103,290,538

Sub-total	251,246,332	250,275,551

Financial assets at FVTPL:
Deposits indexed to gold prices	7,798	5,582
Debt securities held for trading	20,886,034	20,254,981
Designated at FVTPL	351,839	389,996
Derivative for trading	3,253,456	3,740,313

Sub-total	24,499,127	24,390,872

AFS debt securities	14,695,857	13,855,467
HTM securities	17,125,529	18,684,801
Derivative assets (hedging)	282,072	281,069
Off-balance sheet items:
Guarantees	23,605,218	23,735,411
Loan commitments	93,409,757	91,362,821

Sub-total	117,014,975	115,098,232

Total	424,863,892	422,585,992

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2013
	Korea	USA	UK	Japan	China	Others (*)	Total
Loans and receivables	242,526,258	1,673,375	558,911	452,053	2,664,072	3,371,663	251,246,332
Financial assets at FVTPL	24,308,270	—	8,219	11	155,240	27,387	24,499,127
AFS debt securities	14,483,334	105,870	—	—	33,744	72,909	14,695,857
HTM securities	17,101,495	1,230	—	—	—	22,804	17,125,529
Derivative assets (hedging)	282,072	—	—	—	—	—	282,072
Off-balance sheet items	114,179,560	122,237	17,359	58,693	1,058,645	1,578,481	117,014,975

Total	412,880,989	1,902,712	584,489	510,757	3,911,701	5,073,244	424,863,892

	December 31, 2012
	Korea	USA	UK	Japan	China	Others (*)	Total
Loans and receivables	242,328,577	1,552,406	513,250	433,395	2,294,595	3,153,328	250,275,551
Financial assets at FVTPL	24,233,027	—	6,139	—	116,332	35,374	24,390,872
AFS debt securities	13,654,802	100,130	—	—	34,999	65,536	13,855,467
HTM securities	18,648,308	1,195	—	—	—	35,298	18,684,801
Derivative assets (hedging)	281,069	—	—	—	—	—	281,069
Off-balance sheet items	112,195,944	195,538	82,999	64,939	672,075	1,886,737	115,098,232

Total	411,341,727	1,849,269	602,388	498,334	3,118,001	5,176,273	422,585,992

(*)	Others consist of financial assets in Vietnam, Panama and European countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	March 31, 2013
	Service	Manufacturing	Finance and Insurance	Construction	Individuals	Others	Total
Loans and receivables	50,807,962	48,965,191	40,958,584	7,692,921	90,721,575	12,100,099	251,246,332
Financial assets at FVTPL	1,345,986	1,024,362	11,271,817	236,458	2,965	10,617,539	24,499,127
AFS debt securities	985,236	155,806	8,965,997	160,426	—	4,428,392	14,695,857
HTM securities	1,928,092	50,090	6,301,044	506,931	—	8,339,372	17,125,529
Derivative assets (hedging)	—	—	282,072	—	—	—	282,072
Off-balance sheet items	18,898,326	44,684,699	13,040,339	6,205,205	28,106,849	6,079,557	117,014,975

Total	73,965,602	94,880,148	80,819,853	14,801,941	118,831,389	41,564,959	424,863,892

	December 31, 2012
	Service	Manufacturing	Finance and Insurance	Construction	Individuals	Others	Total
Loans and receivables	49,331,775	43,152,361	48,348,165	7,260,186	89,885,431	12,297,633	250,275,551
Financial assets at FVTPL	1,946,609	1,623,040	15,110,008	278,543	2,936	5,429,736	24,390,872
AFS debt securities	846,994	278,005	8,447,500	149,800	—	4,133,168	13,855,467
HTM securities	2,048,084	50,135	7,227,265	516,944	—	8,842,373	18,684,801
Derivative assets (hedging)	—	—	279,126	—	—	1,943	281,069
Off-balance sheet items	18,817,677	32,245,740	21,731,717	6,586,906	27,275,006	8,441,186	115,098,232

Total	72,991,139	77,349,281	101,143,781	14,792,379	117,163,373	39,146,039	422,585,992

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	March 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	18,216,874	19,887,084	65,160,717	35,454,236	7,242,506	107,857,459	101,694,177	247,655,594
Loans and receivables overdue but not impaired	3	—	129,462	179,441	59,001	367,904	1,363,090	1,730,997
Impaired loans and receivables	—	1,285	2,005,714	1,730,199	758,335	4,494,248	1,439,470	5,935,003

Gross loans and receivables	18,216,877	19,888,369	67,295,893	37,363,876	8,059,842	112,719,611	104,496,737	255,321,594

Allowance for credit losses	4,415	18,364	2,115,204	797,162	528,167	3,440,533	611,950	4,075,262

Total, net	18,212,462	19,870,005	65,180,689	36,566,714	7,531,675	109,279,078	103,884,787	251,246,332

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	14,016,325	30,801,803	60,480,831	32,465,961	7,636,374	100,583,166	101,264,874	246,666,168
Loans and receivables overdue but not impaired	16	—	159,308	189,585	5,532	354,425	1,346,530	1,700,971
Impaired loans and receivables	27	1,319	2,533,990	1,507,526	462,353	4,503,869	1,274,774	5,779,989

Gross loans and receivables	14,016,368	30,803,122	63,174,129	34,163,072	8,104,259	105,441,460	103,886,178	254,147,128

Allowance for credit losses	3,563	28,554	2,027,788	725,168	490,863	3,243,819	595,641	3,871,577

Total, net	14,012,805	30,774,568	61,146,341	33,437,904	7,613,396	102,197,641	103,290,537	250,275,551

a)	Credit quality of loans and receivables

The Group manages its loans and receivables (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	March 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	18,209,293	19,869,955	41,912,910	11,117,168	4,733,665	57,763,743	94,845,714	190,688,705
Lower grade (*2)	3,166	50	21,858,217	23,975,542	2,243,609	48,077,368	6,614,658	54,695,242

Total	18,212,459	19,870,005	63,771,127	35,092,710	6,977,274	105,841,111	101,460,372	245,383,947

Value of collateral	21,106	595,866	25,689,753	26,106,474	2,075,429	53,871,656	83,039,514	137,528,142

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	14,008,849	30,753,300	37,520,424	9,324,721	4,599,372	51,444,517	93,541,908	189,748,574
Lower grade (*2)	3,939	21,064	21,841,095	22,801,135	2,686,979	47,329,209	7,476,795	54,831,007

Total	14,012,788	30,774,364	59,361,519	32,125,856	7,286,351	98,773,726	101,018,703	244,579,581

Value of collateral	18,872	761,959	25,312,131	24,515,475	2,054,424	51,882,030	82,328,922	134,991,783

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables (neither overdue nor impaired) amounting to 2,271,647 million Won and 2,086,587 million Won as of March 31, 2013 and December 31, 2012, respectively, are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (net of allowance overdue but not impaired) is as follows (Unit: Korean Won in millions):

	March 31, 2013
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	3	—	111,864	95,891	1	207,756	1,009,146	1,216,905
30 to 60 days	—	—	11,131	53,354	31,089	95,574	169,514	265,088
60 to 90 days	—	—	1,884	13,766	—	15,650	94,162	109,812

Total	3	—	124,879	163,011	31,090	318,980	1,272,822	1,591,805

Value of collateral (*)	—	—	25,970	119,840	—	145,810	975,874	1,121,684

	December 31, 2012
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	16	—	144,010	126,840	5,230	276,080	1,037,415	1,313,511
30 to 60 days	—	—	10,969	40,183	—	51,152	149,329	200,481
60 to 90 days	—	—	3,209	7,010	252	10,471	75,408	85,879

Total	16	—	158,188	174,033	5,482	337,703	1,262,152	1,599,871

Value of collateral (*)	—	—	60,739	141,011	3,346	205,096	958,434	1,163,530

(*)	The collateral value held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables (that are overdue but not impaired) amounting to 139,192 million Won and 101,100 million Won as of March 31, 2013 and December 31, 2012, respectively, are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance is as follows (Unit: Korean Won in millions):

	March 31, 2013
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,284,684	1,310,992	523,311	3,118,987	1,151,593	4,270,580
Value of collateral (*)	—	—	995,076	569,704	165,938	1,730,718	492,402	2,223,120

	December 31, 2012
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	204	1,626,635	1,138,013	321,563	3,086,211	1,009,684	4,096,099
Value of collateral (*)	—	—	1,226,501	528,786	162,591	1,917,878	399,380	2,317,258

(*)	The collateral value held is recoverable amount used when calculating allowance for credit losses.

Allowance for credit losses, for impaired loans and receivables, amounting to 1,664,423 million Won and 1,683,890 million Won as of March 31, 2013 and December 31, 2012, respectively, are deducted from the impaired loans and receivables above.

4)	Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	March 31, 2013
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	14,205,908	—	11,689,107	15,534,422	41,429,437
AA- ~ AA+	5,234,422	—	1,242,778	932,554	7,409,754
BBB- ~ A+	1,427,796	351,839	1,747,078	658,553	4,185,266
Below BBB-	—	—	11,147	—	11,147
Default grade	17,908	—	5,747	—	23,655
Total	20,886,034	351,839	14,695,857	17,125,529	53,059,259

	December 31, 2012
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,059,452	—	9,931,388	16,495,041	37,485,881
AA- ~ AA+	8,254,187	—	2,326,273	1,472,656	12,053,116
BBB- ~ A+	928,150	341,630	1,579,121	717,104	3,566,005
Below BBB-	—	48,366	16,971	—	65,337
Default grade	13,192	—	1,714	—	14,906
Total	20,254,981	389,996	13,855,467	18,684,801	53,185,245

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes a VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries. The limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively, and the VaR as of March 31, 2013 and December 31, 2012, respectively, are as follows (Unit: Korean Won in millions):

	As of March 31, 2013	For the nine months ended March 31, 2013			As of December 31, 2012	For the year ended December 31, 2012
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(8,317)	(4,374)	(8,317)	(2,864)	(4,294)	(7,926)	(12,277)	(2,942)
Stock price	(5,500)	(3,207)	(6,281)	(2,088)	(2,458)	(4,896)	(8,095)	(2,027)
Foreign currencies	(2,401)	(1,669)	(2,733)	(1,081)	(2,006)	(2,460)	(5,314)	(1,572)
Commodity price	(153)	(113)	(179)	(27)	(48)	(163)	(643)	(3)

Total	(7,598)	(5,219)	(8,728)	(3,671)	(4,753)	(8,618)	(12,862)	(4,567)

b)	Non-trading activities

The NII and NPV are calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	March 31, 2013		December 31, 2012
	NII	NPV	NII	NPV
Base case	5,552,504	22,162,819	5,385,170	18,817,708
Base case (Prepay)	5,559,880	21,131,180	5,391,840	18,033,259
IR 100bp up	5,922,907	21,848,552	5,653,172	18,439,944
IR 100bp down	5,189,828	22,499,437	5,122,010	19,230,819
IR 200bp up	6,293,406	21,558,674	5,921,200	18,094,995
IR 200bp down	4,788,414	22,855,928	4,837,398	19,683,985
IR 300bp up	6,663,903	21,292,967	6,189,226	17,779,613
IR 300bp down	4,222,786	23,227,226	4,429,496	20,183,435

The EaR and VaR are calculated, based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank and Kwangju Bank are as follows (Unit: Korean Won in millions):

March 31, 2013		December 31, 2012
EaR	VaR	EaR	VaR
(75,591)	(87,003)	(59,723)	(57,410)

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Total	Within 3months	4 to 6months	7 to 9months	10 to 12months	1 to 5years	5years ~
Asset:
Loans and receivables	279,914,639	148,121,544	30,610,874	9,731,734	9,533,460	36,527,431	45,389,596
AFS financial assets	18,691,616	3,128,722	2,655,666	3,585,149	2,143,523	6,242,061	936,495
HTM financial assets	18,604,040	2,303,370	1,813,388	754,281	1,088,226	12,286,225	358,550

Total	317,210,295	153,553,636	35,079,928	14,071,164	12,765,209	55,055,717	46,684,641

Liability:
Deposits due to customers	206,704,526	97,589,900	30,583,858	27,431,111	22,730,163	28,034,743	334,751
Borrowings	32,791,536	21,028,912	3,575,605	861,867	1,551,069	4,669,094	1,104,989
Debentures	30,671,619	3,583,628	1,690,960	2,292,454	2,842,040	17,393,214	2,869,323

Total	270,167,681	122,202,440	35,850,423	30,585,432	27,123,272	50,097,051	4,309,063

	December 31, 2012
	Total	Within 3months	4 to 6months	7 to 9months	10 to 12months	1 to 5years	5years ~
Asset:
Loans and receivables	250,396,445	146,059,995	33,517,048	8,728,299	9,183,141	31,936,840	20,971,122
AFS financial assets	16,978,416	2,597,202	1,887,739	2,034,286	3,481,569	6,157,205	820,415
HTM financial assets	20,219,898	2,787,439	1,667,114	1,843,788	754,810	12,922,657	244,090

Total	287,594,759	151,444,636	37,071,901	12,606,373	13,419,520	51,016,702	22,035,627

Liability:
Deposits due to customers	205,593,901	105,039,354	31,158,697	20,586,299	21,808,598	26,793,029	207,924
Borrowings	34,279,480	23,344,558	3,108,062	641,452	1,769,538	4,303,424	1,112,446
Debentures	29,248,287	3,685,388	2,355,907	1,664,403	2,255,959	16,542,899	2,743,731

Total	269,121,668	132,069,300	36,622,666	22,892,154	25,834,095	47,639,352	4,064,101

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	March 31, 2013
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	20,708	23,029,355	277,504	3,274,911	10,871	1,945,284	889	1,266,343	1,765,107	31,281,000
Financial assets at FVTPL	1,291	1,436,568	1,284	15,157	268	48,024	15	21,951	35,512	1,557,212
AFS financial assets	311	345,377	413	4,877	190	34,039	12	17,496	63,908	465,697
HTM financial assets	1	1,230	—	—	—	—	—	—	22,804	24,034

Total	22,311	24,812,530	279,201	3,294,945	11,329	2,027,347	916	1,305,790	1,887,331	33,327,943

Liability:
Financial liabilities at FVTPL	347	385,632	1,382	16,305	—	—	1	2,069	2,061	406,067
Deposits due to customer	6,434	7,156,333	66,912	789,648	10,765	1,926,374	214	304,509	275,986	10,452,850
Borrowings	7,494	8,341,763	138,996	1,640,331	202	36,163	451	643,078	99,142	10,760,477
Debentures	3,443	3,828,958	50,014	590,227	—	—	—	—	866,349	5,285,534
Other financial liabilities	4,469	4,970,060	10,493	123,828	301	53,902	182	259,162	136,602	5,543,554

Total	22,187	24,682,746	267,797	3,160,339	11,268	2,016,439	848	1,208,818	1,380,140	32,448,482

Off-balance sheet items	11,718	13,031,200	52,996	625,473	2,543	455,152	916	1,315,236	659,673	16,086,734

	December 31, 2012
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,804	24,424,877	295,543	3,686,900	9,727	1,671,884	968	1,370,582	1,340,084	32,494,327
Financial assets at FVTPL	983	1,052,795	1,263	15,750	272	46,691	8	11,386	12,450	1,139,072
AFS financial assets	295	316,357	507	6,320	190	32,650	12	17,386	68,226	440,939
HTM financial assets	6	6,557	—	—	—	—	—	—	29,936	36,493

Total	24,088	25,800,586	297,313	3,708,970	10,189	1,751,225	988	1,399,354	1,450,696	34,110,831

Liability:
Financial liabilities at FVTPL	359	384,030	1,600	19,960	—	—	2	2,558	1,976	408,524
Deposits due to customer	7,618	8,159,288	71,800	895,702	9,160	1,574,463	281	397,938	402,981	11,430,372
Borrowings	6,843	7,325,347	154,293	1,934,691	527	90,579	578	819,254	59,941	10,229,812
Debentures	3,691	3,953,731	46,533	580,495	—	—	—	—	613,500	5,147,726
Other financial liabilities	5,552	5,947,139	14,475	180,576	301	51,734	200	282,695	149,960	6,612,104

Total	24,063	25,769,535	288,701	3,611,424	9,988	1,716,776	1,061	1,502,445	1,228,358	33,828,538

Off-balance sheet items	12,395	13,276,171	43,141	538,181	229	39,353	947	1,340,523	650,894	15,845,122

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a) The Group’s maturity analysis of non-derivative financial liabilities and cash flows of principals and interests by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	8,370,891	1,690,338	215,001	271,133	642,126	5,101,374	450,919
Deposits due to customers	212,120,895	117,323,840	25,465,950	24,543,892	35,395,319	5,900,110	3,491,784
Borrowings	33,100,950	18,605,733	4,213,131	1,165,114	2,491,949	5,520,527	1,104,496
Debentures	33,568,367	2,667,800	2,173,623	2,667,178	3,100,120	19,742,042	3,217,604
Other financial liabilities	20,850,872	16,014,063	45,933	23,282	320,595	178,183	4,268,816

Total	308,011,975	156,301,774	32,113,638	28,670,599	41,950,109	36,442,236	12,533,619

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,338,341	1,083,968	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	211,497,328	122,674,483	26,567,208	18,458,350	34,941,662	5,926,613	2,929,012
Borrowings	34,620,082	21,516,560	3,892,520	1,071,822	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,672,563	2,641,609	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,515,283	16,199,272	42,032	26,440	34,577	190,800	5,022,162

Total	307,277,551	164,146,846	33,377,423	22,022,065	39,969,539	35,170,681	12,590,997

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	8,370,891	1,690,338	215,001	271,133	642,126	5,101,374	450,919
Deposits due to customers	211,356,829	130,617,889	28,917,867	22,813,728	21,388,957	4,618,223	3,000,165
Borrowings	33,100,950	18,605,733	4,213,131	1,165,114	2,491,949	5,520,527	1,104,496
Debentures	33,568,367	2,667,800	2,173,623	2,667,178	3,100,120	19,742,042	3,217,604
Other financial liabilities	20,850,872	16,014,063	45,933	23,282	320,595	178,183	4,268,816

Total	307,247,909	169,595,823	35,565,555	26,940,435	27,943,747	35,160,349	12,042,000

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,338,341	1,083,968	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	210,712,528	136,181,683	29,771,099	17,049,237	20,558,186	4,832,444	2,319,879
Borrowings	34,620,082	21,516,660	3,892,433	1,071,809	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,671,397	2,642,775	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,515,283	16,199,272	42,032	26,439	34,577	190,800	5,022,163

Total	306,492,751	177,652,980	36,582,393	20,612,938	25,586,063	34,076,512	11,981,865

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total due	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
March 31, 2013	3,693,596	3,129,673	30,567	52,928	43,865	306,900	129,663
December 31, 2012	3,938,932	3,409,756	48,261	26,221	42,866	323,113	88,715

4)	Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, under the terms of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	March 31, 2013	December 31, 2012
Guarantees	23,605,218	23,735,411
Loan commitments	93,409,757	91,362,821

Although not included in the maturity tables above, these off-balance sheet transactions may be drawn down within three months which is the earliest date loan commitments can be drawn down or guarantees would be called.

(4)	Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio must correspond to the standard of own capital regulation of BIS and is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

The own capital consists of basic capital and supplement capital. Goodwill and others which have only few characteristics as capital under the purposes of capital management are deducted from basic capital or own capital. The basic capital consists of capital, capital surplus, and retained earnings, while the supplement capital includes liabilities which meet regulatory requirements.

The risk weighted assets consist of credit risk weighted and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations. The Group is maintaining its capital ratio under consolidation over 8% as of March 31, 2013

Furthermore, the Group also uses an equity-to-assets ratio as an index to manage capital. The equity-to-assets ratio is calculated by dividing total amount of capital by total amount of assets based on the financial statements of bank holding company and its subsidiaries. The Group’s equity-to-assets ratio as of March 31, 2013 and December 31, 2012 are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Shareholders’ equity	23,040,589	23,003,208
Total assets	327,612,484	327,101,814

Equity-to-assets ratio	7.03%	7.03%

5. OPERATING SEGMENTS

The Group’s Chief Operation Decision Maker (the “CODM”) is the Chief Financial Officer of the Group. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary one is the information prepared on the bases of type of customers and the secondary one is by legal entity. This financial information of the segment entities is regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Investment banking: investment banking divisions of subsidiaries, Woori Bank and Woori Investment & Securities;

•

Capital market: capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Headquarter and others: the Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	March 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	85,726,453	113,393,010	7,447,247	45,457,923	99,033,198	351,057,831	(23,445,347)	327,612,484
Liabilities	57,584,158	151,037,301	77,740	36,722,536	58,650,568	304,072,303	499,592	304,571,895

	December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	86,361,530	108,291,393	8,224,846	55,497,656	93,557,479	351,932,904	(24,831,090)	327,101,814
Liabilities	57,101,949	150,281,466	250,945	47,176,210	51,359,451	306,170,021	(2,071,415)	304,098,606

	Three months ended March 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	489,009	632,408	7,889	74,573	375,873	1,579,752	105,133	1,684,885
Interest income	1,133,788	1,412,023	74,176	219,267	607,636	3,446,890	(33,301)	3,413,589
Interest expense	502,208	783,375	698	93,411	451,256	1,830,948	(102,244)	1,728,704
Inter-segment	(142,571)	3,760	(65,589)	(51,283)	219,493	(36,190)	36,190	—
Non-interest income, net	151,071	146,931	49,530	104,491	255,975	707,998	(520,231)	187,767
Non-interest income	270,623	385,005	157,141	3,052,410	524,140	4,389,319	(525,550)	3,863,769
Non-interest expense	135,263	246,065	101,291	2,940,483	258,461	3,681,563	(5,561)	3,676,002
Inter-segment	15,711	7,991	(6,320)	(7,436)	(9,704)	242	(242)	—
Other expense	605,693	687,743	58,989	27,040	270,397	1,649,862	(121,097)	1,528,765
Administrative expense	570,166	269,928	12,802	25,673	186,369	1,064,938	(92,372)	972,566
Impairment losses on credit loss and others (*)	35,527	417,815	46,187	1,367	84,028	584,924	(28,725)	556,199
Operating income	34,387	91,596	(1,570)	152,024	361,451	637,888	(294,001)	343,887
Non-operating income	(15,711)	9,027	11,423	(110)	30,061	34,690	(30,606)	4,084
Net income before income tax expense	18,676	100,623	9,853	151,914	391,512	672,578	(324,607)	347,971
Income tax expense	3,953	21,475	2,196	36,270	62,600	126,494	(29,550)	96,944
Net income	14,723	79,148	7,657	115,644	328,912	546,084	(295,057)	251,027

	Three months ended March 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	694,227	796,665	10,391	83,471	87,147	1,671,901	198,767	1,870,668
Interest income	1,251,026	1,592,304	102,362	313,765	620,338	3,879,795	(21,613)	3,858,182
Interest expense	580,238	916,389	2,019	159,672	459,096	2,117,414	(129,900)	1,987,514
Inter-segment	23,439	120,750	(89,952)	(70,622)	(74,095)	(90,480)	90,480	—
Non-interest income, net	161,652	133,450	80,077	29,042	871,473	1,275,694	(773,275)	502,419
Non-interest income	427,366	502,264	99,227	1,971,739	1,539,074	4,539,670	(653,095)	3,886,575
Non-interest expense	253,013	380,375	19,858	1,956,119	654,697	3,264,062	120,094	3,384,156
Inter-segment	(12,701)	11,561	708	13,422	(12,904)	86	(86)	—
Other expense	619,132	581,917	12,293	35,342	240,735	1,489,419	(107,407)	1,382,012
Administrative expense	595,522	244,782	16,401	27,275	171,463	1,055,443	(149,983)	905,460
Impairment losses on credit loss and others (*)	23,610	337,135	(4,108)	8,067	69,272	433,976	42,576	476,552
Operating income	236,747	348,198	78,175	77,171	717,885	1,458,176	(467,101)	991,075
Non-operating income	(1,816)	(402)	5,287	(79)	(16,019)	(13,029)	(11,801)	(24,830)
Net income before income tax expense	234,931	347,796	83,462	77,092	701,866	1,445,147	(478,902)	966,245
Income tax expense	53,709	77,636	20,283	20,329	52,123	224,080	7,784	231,864
Net income	181,222	270,160	63,179	56,763	649,743	1,221,067	(486,686)	734,381

(*)	Impairment losses on credit loss and others consist of impairment losses on credit loss, gain (loss) on transactions of loans and receivables and provision (reversal) of provisions.

(2)	Segment by legal entity

The Group’s reporting segments comprise the following legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and others. The reportable segments are classified based on the independent legal entity.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment & Securities: Woori Investment & Securities and its consolidated subsidiaries

•	Others: the Company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	March 31, 2013
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	245,218,270	29,394,025	19,392,183	27,256,519	26,914,067	348,175,064	(20,562,580)	327,612,484
Liabilities	226,650,879	27,400,059	18,064,279	23,772,628	11,363,944	307,251,789	(2,679,894)	304,571,895

	December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	248,546,643	28,945,769	18,626,090	24,848,800	27,349,184	348,316,486	(21,214,672)	327,101,814
Liabilities	229,979,900	26,977,937	17,309,865	21,395,292	11,768,453	307,431,447	(3,332,841)	304,098,606

	Three months ended March 31, 2013
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	1,281,355	168,599	113,633	90,284	29,243	1,683,114	1,771	1,684,885
Interest income	2,550,987	337,152	222,916	176,572	142,279	3,429,906	(16,317)	3,413,589
Interest expense	1,269,632	168,553	109,283	86,288	113,036	1,746,792	(18,088)	1,728,704
Non-interest income, net	56,257	6,392	(155)	95,137	361,004	518,635	(330,868)	187,767
Non-interest income	2,957,087	99,889	50,013	696,969	419,249	4,223,207	(359,438)	3,863,769
Non-interest expense	2,900,830	93,497	50,168	601,832	58,245	3,704,572	(28,570)	3,676,002
Other expense	1,096,145	120,055	73,685	147,001	163,429	1,600,315	(71,550)	1,528,765
Administrative expense	645,862	78,162	54,759	143,353	121,895	1,044,031	(71,465)	972,566
Impairment losses on credit loss and others (*)	450,283	41,893	18,926	3,648	41,534	556,284	(85)	556,199
Operating income	241,467	54,936	39,793	38,420	226,818	601,434	(257,547)	343,887
Non-operating income	(7,464)	(569)	(2,356)	3,033	10,546	3,190	894	4,084
Net income before income tax expense	234,003	54,367	37,437	41,453	237,364	604,624	(256,653)	347,971
Income tax expense	41,885	13,652	7,986	9,364	24,149	97,036	(92)	96,944
Net income	192,118	40,715	29,451	32,089	213,215	507,588	(256,561)	251,027

	Three months ended March 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	1,472,264	170,608	124,721	90,364	12,983	1,870,940	(272)	1,870,668
Interest income	2,977,454	343,803	245,726	171,319	132,386	3,870,688	(12,506)	3,858,182
Interest expense	1,505,190	173,195	121,005	80,955	119,403	1,999,748	(12,234)	1,987,514
Non-interest income, net	302,652	6,413	2,556	156,438	649,119	1,117,178	(614,759)	502,419
Non-interest income	3,348,540	103,648	30,455	366,569	710,759	4,559,971	(673,396)	3,886,575
Non-interest expense	3,045,888	97,235	27,899	210,131	61,640	3,442,793	(58,637)	3,384,156
Other expense	983,667	135,167	64,920	144,726	138,965	1,467,445	(85,433)	1,382,012
Administrative expense	608,744	69,457	50,312	137,956	111,597	978,066	(72,606)	905,460
Impairment losses on credit loss and others (*)	374,923	65,710	14,608	6,770	27,368	489,379	(12,827)	476,552
Operating income	791,249	41,854	62,357	102,076	523,137	1,520,673	(529,598)	991,075
Non-operating income	(6,361)	(2,663)	(4,223)	(14,031)	3,473	(23,805)	(1,025)	(24,830)
Net income before income tax expense	784,888	39,191	58,134	88,045	526,610	1,496,868	(530,623)	966,245
Income tax expense	172,479	8,094	14,399	22,274	8,696	225,942	5,922	231,864
Net income	612,409	31,097	43,735	65,771	517,914	1,270,926	(536,545)	734,381

(*)	Impairment losses on credit loss and others consist of impairment losses on credit loss, gain (loss) on transactions of loans and receivables and provision (reversal) of provisions.

(3)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the three months ended March 31, 2013 and 2012 amounted to 7,120,468 million Won and 7,420,976 million Won, respectively, and revenue from the foreign customers amounted to 156,890 million Won and 323,781 million Won, respectively. Of the Groups’ non-current assets (investments in jointly controlled entities and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of March 31, 2013 and December 31, 2012 are 5,135,112 million Won and 5,112,439 million Won, respectively, and foreign subsidiaries are 36,598 million Won and 36,126 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	741,176	826,292	Regulation on supervision of securities business
AFS financial assets:
Korea Exchange	9,908	10,176	Collective fund for loss
Loans and receivables:
Due from banks in local currency
The Bank of Korea	12,795,009	10,001,184	Reserve deposits
Korea Exchange	751	751	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	295,952	319,345	Regulation on supervision of securities business
Samsung Security and others	28,991	47,592	Margins
Shinhan Bank and others	71	55	Deposits for opening account, etc.
Others	479,576	485,010	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	365,947	484,261	Reserve deposits
Central Bank of Bangladesh, etc.	585,584	426,429	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	18,357	17,905	Installation deposits of financial institution, etc.
JP Morgan Chase Bank, etc.	110,292	59,412	Derivative transaction collateral provider, etc.

Sub-total	14,680,530	11,841,944

Total	15,431,614	12,678,412

7. Financial Assets at FVTPL

Financial assets at FVTPL consist of financial assets held for trading and financial assets designated at FVTPL.

(1) Financial assets held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Deposits:
Reserve for claims of customers deposits	741,176	826,292
Deposits indexed to gold prices	7,798	5582

Sub-total	748,974	831,874

Securities:
Debt securities
Korean treasury and government agencies	3,109,997	2,405,378
Financial institutions	4,794,567	4,377,777
Corporates	7,303,030	5,997,825
CP	1,229,687	3,161,090
Equity securities	736,541	706,306
Beneficiary certificates (*)	675,810	755,208
CMA securities	1,007,117	1,936,507
Others	3,474,195	2,376,404

Sub-total	22,330,944	21,716,495

Derivatives instruments assets:
Interest rate derivatives	1,888,257	1,820,628
Currency derivatives	1,053,029	1,564,671
Equity derivatives	254,114	309,081
Credit derivatives	30,912	28,133
Commodity derivatives	27,144	17,800

Sub-total	3,253,456	3,740,313

Total	26,333,374	26,288,682

(*)	Beneficiary certificates are securities which state beneficiary’s right to receive profit from operation of trusts or funds.

(2) Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Equity-linked securities	523,254	651,309
Asset-backed securities	347,872	384,691
Debt securities	3,967	5,305
Equity securities	14,144	11,758
Structured deposit	—	10,471

Total	889,237	1,063,534

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Debt securities:
Korean treasury and government agencies	2,651,154	2,681,306
Financial institutions	6,688,340	6,049,465
Corporates	4,188,955	4,321,400
Asset-backed securities	380,273	383,209
Foreign currency bonds	214,358	212,895

Sub-Total	14,123,080	13,648,275

Equity securities	2,134,646	2,184,806
Beneficiary certificates	3,262,921	2,853,480
Others	582,685	202,362

Total	20,103,332	18,888,923

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Korean treasury and government agencies	7,342,851	7,664,773
Financial institutions	2,836,248	3,620,821
Corporates	6,922,396	7,351,726
Foreign currency bonds	24,034	36,493
Securities loaned	—	10,988

Total	17,125,529	18,684,801

10. Loans and Receivables

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Due from banks	17,501,089	14,382,064
Allowance for credit losses	(6,057)	(6,675)
Loans	223,614,214	221,261,656
Allowance for credit losses	(3,752,426)	(3,565,366)
Other receivables	14,206,291	18,503,408
Allowance for credit losses	(316,779)	(299,536)

Total	251,246,332	250,275,551

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Due from banks in local currency
Due from the Bank of Korea	12,795,009	10,001,184
Due from depository banks	2,291,795	1,905,843
Due from non-depository	216,584	499,536
Due from the Korea Exchange	436,883	393,308
Others	24,585	24,980
Allowance for credit losses	(3,868)	(4,854)

Sub-total	15,760,988	12,819,997

Due from banks in foreign currencies
Due from banks on demand	573,193	648,940
Due from banks on time	653,146	470,316
Others	509,894	437,957
Allowance for credit losses	(2,189)	(1,821)

Sub-total	1,734,044	1,555,392

Total	17,495,032	14,375,389

(3)	Loans are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Loans in local currency	181,389,272	178,386,859
Loans in foreign currencies	10,257,348	10,454,463
Domestic banker’s letter of credit	5,920,822	5,240,805
Credit card accounts	4,072,073	4,500,687
Bills bought in foreign currencies	5,110,095	4,662,700
Bills bought in local currency	829,711	887,965
Factoring receivables	166,785	187,421
Advances for customers on guarantees	81,583	128,394
Privately placed bonds	1,203,522	1,448,175
Loans to be converted to equity securities	1,723	1,723
Finance leases	628,515	639,729
Loans for installment	1,926,648	1,811,214
Securitized loans	1,677,004	1,585,005
Loans secured by securities	1,283,469	1,231,035
Call loans	3,150,785	5,377,763
Bonds purchased under resale agreements	5,597,064	4,414,395
Others	317,795	303,323

Gross loans	223,614,214	221,261,656

Allowance for credit losses	(3,752,426)	(3,565,366)

Total	219,861,788	217,696,290

(4)	Other receivables are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
CMA accounts	—	3,920
Receivables	10,518,330	14,322,051
Accrued income	1,457,167	1,543,370
Telex and telephone subscription rights and refundable deposits	1,321,460	1,307,725
Other debtors	909,334	1,326,342
Allowance for credit losses	(316,779)	(299,536)

Total	13,889,512	18,203,872

(5)	Changes in allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(327,175)	(2,984,791)	(127,771)	(431,840)	(3,871,577)
Net provision	(44,253)	(414,678)	(23,739)	(15,490)	(498,160)
Recoveries of written-off loans	(9,269)	(30,019)	(7,314)	(141)	(46,743)
Charge-off	19,537	189,134	41,733	37,421	287,825
Sales of loans and receivables	2,129	40,287	—	16	42,432
Unwinding effect	3,780	30,157	114	317	34,368
Others	2,849	11,041	295	(37,592)	(23,407)

Ending balance	(352,402)	(3,158,869)	(116,682)	(447,309)	(4,075,262)

	For the year ended December 31, 2012
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(259,999)	(3,143,091)	(128,718)	(506,414)	(4,038,222)
Net provision	(241,930)	(1,713,089)	(151,565)	(25,702)	(2,132,286)
Recoveries of written-off loans	(53,638)	(187,155)	(33,830)	(401)	(275,024)
Charge-off	190,122	1,839,241	185,545	8,610	2,223,518
Sales of loans and receivables	9,953	152,926	7	963	163,849
Unwinding effect	14,450	107,774	311	577	123,112
Others	13,867	(41,397)	479	90,527	63,476

Ending balance	(327,175)	(2,984,791)	(127,771)	(431,840)	(3,871,577)

11. The Fair Value of Financial Assets and Liabilities

(1)	The fair value hierarchy

The fair value hierarchy prioritizes and ranks the levels of market price observability used in the financial assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the types of and the characteristics specific to the financial assets and liabilities and the state of the marketplace (including the existence and transparency of transactions between market participants). Fair value with readily-available actively quoted prices or measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The fair value hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use in pricing the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•	Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3—fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Level 1(*1)	Level 2(*1)	Level 3(*2)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	741,176	—	741,176
Deposits indexed to gold prices	7,798	—	—	7,798
Debt securities
Korean treasury and government agencies	1,392,669	1,717,328	—	3,109,997
Financial institutions	—	4,794,567	—	4,794,567
Corporates	—	7,303,030	—	7,303,030
CP	—	1,229,687	—	1,229,687
Equity securities	736,541	—	—	736,541
Beneficiary certificates	592,938	82,872	—	675,810
CMA securities	—	1,007,117	—	1,007,117
Others	270,512	3,185,521	18,162	3,474,195
Derivatives instruments assets:
Interest rate derivatives	1,107	1,818,574	68,576	1,888,257
Currency derivatives	—	1,052,636	393	1,053,029
Equity derivatives	5,535	64,624	183,955	254,114
Credit derivatives	—	11,557	19,355	30,912
Commodity derivatives	—	9,920	17,224	27,144
Financial assets designed at FVTPL
Equity-linked securities	—	88,326	434,928	523,254
Asset-backed securities	—	347,872	—	347,872
Debt securities	—	—	3,967	3,967
Equity securities	594	—	13,550	14,144
AFS financial assets
Debt securities
Korean treasury and government agencies	2,425,682	225,472	—	2,651,154
Financial institutions	—	6,688,340	—	6,688,340
Corporates	—	4,176,641	12,314	4,188,955
Asset-backed securities	—	380,273	—	380,273
Foreign currency bonds	8,778	203,801	1,779	214,358
Equity securities	216,650	—	1,917,996	2,134,646
Beneficiary certificates	—	2,839,012	423,909	3,262,921
Others	317,223	211,613	53,849	582,685
Derivative assets	—	282,072	—	282,072
Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	7,853	—	—	7,853
Borrowings
Warrants in short position	3,491	1,752	—	5,243
Securities in short position	1,461,531	9,053	—	1,470,584
Derivative liabilities
Interest rate derivatives	682	1,907,293	69,209	1,977,184

	March 31, 2013
	Level 1(*1)	Level 2(*1)	Level 3(*2)	Total
Currency derivatives	—	914,823	70	914,893
Stock derivatives	1,224	6,744	474,994	482,962
Credit derivatives	—	373	14,392	14,765
Commodity derivatives	725	10,266	20,228	31,219
Financial liabilities designated at FVTPL
Borrowings	—	1,567,281	4,916,860	6,484,141
Debentures	—	324,894	—	324,894
Derivative liabilities	—	27,591	—	27,591

	December 31, 2012
	Level 1(*1)	Level 2(*1)	Level 3(*2)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	826,292	—	826,292
Deposits indexed to gold prices	5,582	—	—	5,582
Debt securities
Korean treasury and government agencies	1,951,591	453,787	—	2,405,378
Financial institutions	—	4,377,777	—	4,377,777
Corporates	—	5,997,825	—	5,997,825
CP	—	3,161,090	—	3,161,090
Equity securities	706,306	—	—	706,306
Beneficiary certificates	664,533	90,675	—	755,208
CMA securities	—	1,936,507	—	1,936,507
Others	105,000	2,271,404	—	2,376,404
Derivatives instruments assets:
Interest rate derivatives	—	1,765,081	55,547	1,820,628
Currency derivatives	—	1,564,243	428	1,564,671
Equity derivatives	2,910	89,549	216,622	309,081
Credit derivatives	—	9,988	18,145	28,133
Commodity derivatives	1,264	6,261	10,275	17,800
Financial assets designed at FVTPL
Equity linked securities	—	58,180	593,129	651,309
Asset-backed securities	—	337,701	46,990	384,691
Debt securities	—	—	5,305	5,305
Equity securities	637	—	11,121	11,758
Structured deposit	—	10,471	—	10,471
AFS financial assets
Debt securities
Korean treasury and government agencies	2,608,348	72,958	—	2,681,306
Financial institutions	—	6,049,465	—	6,049,465
Corporates	—	4,309,381	12,019	4,321,400
Asset-backed securities	—	383,209	—	383,209
Foreign currency bonds	19,143	192,038	1,714	212,895
Equity securities	268,027	—	1,916,779	2,184,806
Beneficiary certificates	—	2,466,899	386,581	2,853,480
Others	20,413	51,704	130,245	202,362

	December 31, 2012
	Level 1(*1)	Level 2(*1)	Level 3(*2)	Total
Derivative assets	—	281,069	—	281,069
Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	5,583	—	—	5,583
Borrowings
Warrants in short position	3,197	2,130	—	5,327
Securities in short position	788,461	629	—	789,090
Derivative liabilities
Interest rate derivatives	—	1,838,742	55,788	1,894,530
Currency derivatives	—	1,401,426	—	1,401,426
Equity derivatives	1,492	—	408,043	409,535
Credit derivatives	—	358	16,281	16,639
Commodity derivatives	421	6,624	8,141	15,186
Financial liabilities designated at FVTPL
Borrowings	—	1,664,566	4,468,429	6,132,995
Debentures	—	315,454	—	315,454
Derivative liabilities	—	38,000	—	38,000

(*1)	There is no transferred between Level 1 and Level 2 of financial assets and liabilities measured at fair value.
(*2)	Certain AFS unquoted equity securities were measured at cost as at March 31, 2013 and December 31, 2012 in the amounts of 166,431 million Won and 234,161 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures where the Group is not the sponsor neither retains a significant interest. They are measured at cost because (a) it was not possible to obtain the necessary financial information to perform a proper valuation, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions
Financial assets and liabilities at FVTPL	Discountingcash flow etc.	Risk free rate of return, forward rate
Held-for-trading financial assets and liabilities and AFS financial assets	Dividend discount model etc.	Beta
Derivative assets and liabilities	Discount cash flow etc.	Risk-free market yield, forward rate, implicit volatility of options

Measurement methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Measurement methods	Inputs	Range
Derivatives assets	Option pricing model and others	Correlation Coefficient	-1 ~ 1
		Historical Volatility	0% ~ 70%
Derivatives liabilities	Option pricing model and others	Correlation Coefficient	-1 ~ 1
		Historical Volatility	0% ~ 70%
AFS financial assets	External valuation price and others	Expected growth rate and others	0% ~ 1%
		Discount rate	-1% ~ 1%

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using valuation techniques or using external specialists. Unobservable inputs used in a fair value measurement are incorporated through a system of the Group.

(3)	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013
	January 1, 2013	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	March 31, 2013
Financial assets:
Financial assets held for trading
Others	—	(2,458)	—	20,620	—	—	18,162
Derivatives instruments assets
Interest rate derivatives	55,547	13,556	—	—	(527)	—	68,576
Currency derivatives	428	(35)	—	—	—	—	393
Equity derivatives	216,622	35,812	—	3,523	(72,002)	—	183,955
Credit derivatives	18,145	5,274	—	—	(4,064)	—	19,355
Commodity derivatives	10,275	9,866	—	—	(2,917)	—	17,224
Financial assets designed at FVTPL
Equity-linked securities	593,129	16,425	—	35,517	(210,143)	—	434,928
Asset-backed securities	46,990	—	—	—	(46,990)	—	—
Debt securities	5,305	286	—	—	(1,624)	—	3,967
Equity securities	11,121	1,031	—	1,912	(514)	—	13,550
AFS financial assets
Debt securities
Corporates	12,019	—	295	—	—	—	12,314
Foreign currency bonds	1,714	65	—	—	—	—	1,779
Equity securities	1,916,779	(8,594)	(11,868)	66,379	(45,335)	635	1,917,996
Beneficiary certificates	386,581	(1,222)	12,832	20,251	(3,308)	8,775	423,909
Others	130,245	(1,766)	149	1,566	(76,345)	—	53,849
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	55,788	13,687	—	—	(266)	—	69,209
Currency derivatives	—	(58)	—	128	—	—	70
Equity derivatives	408,043	17,853	—	148,905	(99,807)	—	474,994
Credit derivatives	16,281	488	—	—	(2,377)	—	14,392
Commodity derivatives	8,141	9,955	—	2,261	(129)	—	20,228
Financial liabilities designated at FVTPL Borrowings	4,468,429	94,246	—	1,714,149	(1,359,964)	—	4,916,860

(*1)	Included 170,961 million Won of unrealized gains which were recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.

	For the year ended December 31, 2012
	January 1, 2012	Net income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,776	42,023	—	—	(252)	—	55,547
Currency derivatives	1,475	(439)	—	—	(608)	—	428
Equity derivatives	54,356	173,500	—	132,006	(143,240)	—	216,622
Credit derivatives	14,541	5,390	—	—	(1,786)	—	18,145
Commodity derivatives	7,484	4,784	—	808	(2,801)	—	10,275
Financial assets designed at FVTPL
Equity linked securities	448,791	116,826	—	294,621	(267,109)	—	593,129
Asset-backed securities	49,362	(2,372)	—	—	—	—	46,990
Debt securities	—	—	—	5,305	—	—	5,305
Equity securities	11,220	(88)	(442)	4,110	(3,679)	—	11,121
AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	(8,800)	—	—
Corporates	15,046	—	5,087	—	(8,114)	—	12,019
Foreign currency bonds	1,845	(131)	—	—	—	—	1,714
Equity securities(*2)	2,373,622	340,356	(354,390)	195,418	(635,333)	(2,894)	1,916,779
Beneficiary certificates(*2)	265,155	66,114	(52,244)	66,006	(124,669)	166,219	386,581
Others	93,639	183	(1,458)	167,456	(126,757)	(2,818)	130,245
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	12,809	41,056	—	1,923	—	—	55,788
Equity derivatives	516,330	(204,394)	—	101,998	(5,891)	—	408,043
Credit derivatives	14,251	(4,004)	—	6,034	—	—	16,281
Commodity derivatives	6,217	(1,044)	—	3,099	(131)	—	8,141
Financial liabilities designated at FVTPL
Borrowings	2,897,551	715,381	—	3,620,109	(2,764,612)	—	4,468,429

(*1)	Included 1,462,376 million Won of unrealized gains which were recognized in net gain (loss) on financial instruments at FVTPL or loss and net gain (loss) on AFS financial assets in the comprehensive income statements.

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2013		December 31, 2012
	Fair value	Book value	Fair value	Book value
Financial assets:
HTM financial assets	17,528,555	17,125,529	19,012,558	18,684,801
Loans and receivables	256,814,651	251,246,332	252,246,054	250,275,551
Financial liabilities:
Deposits due to customers	204,626,133	204,877,575	203,130,671	204,209,580
Borrowings	32,044,650	31,896,989	33,551,823	33,479,716
Debentures	30,511,913	29,104,577	29,259,306	27,959,969
Other financial liabilities	24,845,704	24,848,917	25,485,443	25,583,814

(5)	The following table shows the sensitivity of level 3 fair values to reasonably possible alternative assumptions.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments :(1) equity derivatives and interest rate derivatives, that fair value changes are recognized as current income; (2) equity securities, debt securities, and beneficiary certificates that fair value changes are recognized as other comprehensive income.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the three months ended March 31, 2013(Unit: Korean Won in millions):

		For the three months ended March 31, 2013
		Net income (loss)		Other comprehensive income (loss)
	Objected carrying value of analysis (*1)	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*2)	289,484	35,091	(55,407)	—	—
Financial assets designed at FVTPL
Equity-linked securities (*2)	434,928	4,655	(687)	—	—
AFS Financial Assets
Equity securities (*3)	1,668,501	—	(865)	187,748	(78,609)
Beneficiary certificates (*4)	168,555	—	—	1,844	(1,794)
Total	2,561,468	39,746	(56,959)	189,592	(80,403)
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*2)	578,893	43,208	(30,307)	—	—
Financial liabilities designated at FVTPL
Borrowings – equity linked instruments (*5)	4,916,860	24,908	(29,401)	—	—
Total	5,495,753	68,116	(59,708)	—	—

		For the year ended December 31, 2012
		Net income (loss)		Other comprehensive income (loss)
	Objected carrying value of analysis (*1)	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*2)	285,726	33,816	(32,959)	—	—
Financial assets designed at FVTPL
Equity-linked securities (*2)	593,129	4,613	(798)	—	—
AFS Financial Assets
Equity securities (*3)	999,099	—	(1,004)	210,709	(85,205)
Beneficiary certificates (*4)	156,262	—	—	1,953	(1,896)
Total	2,034,216	38,429	(34,761)	212,662	(87,101)
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*2)	488,196	31,815	(30,414)	—	—
Financial liabilities designated at FVTPL
Borrowings – equity linked instruments (*5)	4,468,429	16,254	(26,984)	—	—
Total	4,956,625	48,069	(57,398)	—	—

(*1)	Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.
(*2)	Fair value changes of derivatives instruments assets, derivative liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The volatility of historical stock price and correlation are major unobservable variables.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate (-1~1%) or liquidation value (-1~1%) and discount rate (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates are calculated by increasing or decreasing price fluctuation of trust property and discount rate by 1%. The price fluctuation of trust property and discount rate are major unobservable variables.
(*5)	Fair value changes of borrowings including equity linked securities in short position and other derivative combined securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The historical fluctuation rate of stock price and correlation are major unobservable variables.

(6)	Derecognition of financial assets

Before the adoption of IFRS, the Group derecognized certain loans in the consolidated financial statements under the previous GAAP for which it has continuing participation. When the Group neither transfers, nor retains substantially all of the risks and rewards of ownership of a financial asset, and retains control of that asset, the Group continues to recognise the asset to the extent of its continuing involvement. The nature of participation, book value and fair value of loans and maximum exposure of losses incurred from the continuous participation are as follows:

	March 31, 2013
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds issued by KAMCO specialty	1,746	1,888	1,746

Conditional disposal of loans to KAMCO	Guarantee against loss on transferred assets by the Group (*)	—	—	709

	December 31, 2012
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds issued by KAMCO specialty	1,746	1,930	1,746

Conditional disposal of loans to KAMCO	Guarantee against loss on transferred assets by the Group (*)	—	—	709

(*)	KAMCO is still in the process of collecting the cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under K-GAAP, previous GAAP, the Group derecognized the transferred assets although the Group retained and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1, the Group did not reassess the derecognition criteria for these transfers.

In addition, financial instruments such as bonds sold under repurchase agreements and loaned securities not eliminated entirely are described in Note 17.

(7)	Recognized financial instruments that are set off and subject to an enforceable master netting arrangement or similar agreement are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Gross amounts of recognized	Amounts that are set off	Net amounts presented in the statement	Amounts related to recognized financial instruments		Net amounts
				Master netting arrangement and others	Cash collateral and others
Financial assets:
Financial assets at FVTPL
Derivative assets and others(*1)	3,997,526	—	3,997,526	3,026,985	84,851	885,690
Loaned securities
Bonds purchased under resale agreements	5,597,064	—	5,597,064	5,597,064	—	—
Domestic exchanges receivable(*2)	2,306,841	1,612,252	694,589	—	—	694,589
Receivable spot exchange	8,517,302	—	8,517,302	7,999,032	—	518,270

Sub-total	16,421,207	1,612,252	14,808,955	13,596,096	—	1,212,859

Total	20,418,733	1,612,252	18,806,481	16,623,081	84,851	2,098,549

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities and others(*1)	4,324,849	—	4,324,849	2,732,193	351,446	1,241,210
Borrowed securities	1,463,790	—	1,463,790	1,463,080	353	357

Sub-total	5,788,639	—	5,788,639	4,195,273	351,799	1,241,567

Borrowings
Bonds sold under repurchase agreements	9,586,734	—	9,586,734	9,586,734	—	—
Other financial liabilities
Domestic exchanges payable(*2)	20,922,422	16,931,464	3,990,958	2,445,211	—	1,545,747
Payable spot exchange	8,519,655	—	8,519,655	7,999,032	—	520,623

Sub-total	29,442,077	16,931,464	12,510,613	10,444,243	—	2,066,370

Total	44,817,450	16,931,464	27,885,986	24,226,250	351,799	3,307,937

	December 31, 2012
	Gross amounts of recognized	Amounts that are set off	Net amounts presented in the statement	Amounts related to recognized financial instruments		Net amounts
				Master netting arrangement and others	Cash collateral and others
Financial assets:
Financial assets at FVTPL
Derivative assets and others(*1)	4,473,658	—	4,473,658	3,361,339	145,561	966,758
Loaned securities
Bonds purchased under resale agreements	4,414,395	—	4,414,395	4,414,395	—	—
Domestic exchanges receivable(*2)	29,467,936	28,269,714	1,198,222	—	—	1,198,222
Receivable spot exchange	12,219,404	—	12,219,404	11,728,357	—	491,047

Sub-total	46,101,735	28,269,714	17,832,021	16,142,752	—	1,689,269

Total	50,575,393	28,269,714	22,305,679	19,504,091	145,561	2,656,027

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities and others(*1)	4,656,500	—	4,656,500	3,041,570	370,047	1,244,883
Borrowed securities	789,090	—	789,090	789,090	—	—

Sub-total	5,445,590	—	5,445,590	3,830,660	370,047	1,244,883

Borrowings
Bonds sold under repurchase agreements	8,372,522	—	8,372,522	8,372,522	—	—
Other financial liabilities
Domestic exchanges payable(*2)	1,362,114	1,151,009	211,105	59,332	—	151,773
Payable spot exchange	12,218,655	—	12,218,655	11,728,357	—	490,298

Sub-total	13,580,769	1,151,009	12,429,760	11,787,689	—	642,071

Total	27,398,881	1,151,009	26,247,872	23,990,871	370,047	1,886,954

(*1)	Included derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives.
(*2)	Some domestic exchanges receivable and domestic exchanges payable are net amounts.

12. Investments in Jointly Controlled Entities and Associates

(1)	Investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	Main	Percentage of ownership (%)
Subsidiaries	business	March 31, 2013	December 31, 2012
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd. (*1)	Life insurance	51.6	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	44.6	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.0	9.0
Woori Bank, Woori Investment & Securities
DKT(*8)	Construction	22.2	—
Woori Bank and Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd. (*11)	Semiconductor equipment	63.1	63.1
Woori Bank:
Korea Finance Security Co., Ltd. (*2)(*6)	Security service	15.3	15.3
Woori Service Networks Co., Ltd. (*2) (*6)	Freight & staffing services	4.9	4.9
Kumho Tire Co., Inc. (*3)	Manufacturing	17.8	17.8
United PF 1st Corporate Financial Stability (*2)	Finance	18.0	18.0
LIG E&C Co., Ltd. (*4)	Construction	23.2	23.2
Hyunjin Co., Ltd. (*4)	”	21.7	21.7
Chin Hung International Inc. (*6)(*10)	”	26.7	27.8
Pi City Co., Ltd. (*4)	”	21.1	21.1
Orient Shipyard Co., Ltd. (*4)	Shipbuilding	23.0	23.0
Poonglim Industrial Co., Ltd. (*7)	Construction	31.6	31.6
CNK Co., Ltd. (*4)	Manufacturing	30.8	30.8
Keojinitem Co., Ltd. (*4)	”	23.0	—
Alphasystem Co., Ltd. (*4)	”	25.5	—
Prime industry(*4)	”	26.4	—
Woori F&I:
Woori SB Eleventh Asset Securitization Specialty	Asset securitization	45.0	45.0
Woori SB Twelfth Asset Securitization Specialty	”	40.0	40.0
Woori BC Pegasus Asset Securitization Specialty	”	30.0	30.0
Woori Stream Fourth Asset Securitization Specialty	”	40.0	40.0
Woori EA First Asset Securitization Specialty	”	40.0	40.0
Woori EA Second Asset Securitization Specialty	”	40.0	40.0
Woori EA Sixth Asset Securitization Specialty	”	40.0	40.0
Woori EA Seventh Asset Securitization Specialty	”	45.0	45.0
Woori EA Ninth Asset Securitization Specialty	”	40.0	40.0
Woori EA Eleventh Asset Securitization Specialty	”	45.0	45.0
Woori EA Sixteenth Asset Securitization Specialty	”	30.0	30.0
Woori EA Seventeenth Asset Securitization Specialty	”	45.0	45.0
KAMCO Fifth Asset Securitization Specialty	”	24.0	24.0
KAMCO Sixth Asset Securitization Specialty	”	45.0	45.0
KAMCO Seventh Asset Securitization Specialty	”	45.0	45.0
Woori Fine First Asset Securitization Specialty	”	45.0	45.0
WR Loan Inc.	Other financial business	49.0	49.0
Woori Fine Second Asset Securitization Specialty	Asset securitization	40.0	40.0

	Main	Percentage of ownership (%)
Subsidiaries	business	March 31, 2013	December 31, 2012
Woori HB Third Asset Securitization Specialty	”	40.0	40.0
Woori EA Nineteenth Asset Securitization Specialty	”	40.0	40.0
Woori KA First Asset Securitization Specialty	Asset securitization	45.0	45.0
Chungdo Woori Century Security Corp., Ltd.	Other financial business	49.5	49.5
Woori Private Equity Fund:
Woori Renaissance Holdings (*1)	Other financial business	51.6	51.6
Woori Private Equity
Woori Columbus First PEF	Other financial business	1.9	—
MARS Second:
Seoul Lakeside Co., Ltd. (*9)	Hotel	47.5	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee is subject to joint control in accordance with the joint agreement with Aviva International Holdings Limited (“Aviva”), decision making on operating, investment and financing activities are made by the board members whom the Company and Aviva can have rights to appoint half of the board of directors, respectively. Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund, by contractual commitment, respectively.
(*2)	Woori Bank, a subsidiary of the Company, can participate in decision making body and can exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships. Important transactions of Korea Finance Security Co., Ltd and Woori Service Network Co., Ltd. are mainly arranged with Group.
(*3)	Woori Bank has significant influence because it has potential voting rights on Kumho Tire Co., Inc. which are estimated about 20.7% when exercised.
(*4)	Woori Bank acquired shares over 20% for the year ended December 31, 2012 and 2011 and earlier by using debt to equity swap. The book value of investment assets of LIG E&C Co., Ltd., Hyunjin Co., Ltd., Keojinitem Co., Ltd., Alphasystem Co., Ltd., Prime industry , Pi City Co., Ltd., Orient Shipyard Co., Ltd., and CNK Co., Ltd. were zero when Woori bank debt-to-equity swap occurred.
(*5)	Seoul Lakeside Co., Ltd. were consolidated by using financial information based on the financial statements as of December 31, 2012. There is no significant effect due to transactions and events which has been occurred subsequent to December 31, 2012.
(*6)	Korea Finance Security Co., Ltd. And Woori Service Networks Co., Ltd. And Chin Hung International Inc. were consolidated by using financial information based on the financial statements as of February 28, 2013. There is no significant effect due to transactions and events which has been occurred subsequent to February 28, 2013.
(*7)	Poonglim Industrial Co., Ltd. didn’t applied equity method. Because It is no use financial statements within three months.
(*8)	The Group has significant influence. Because Woori Bank participate in the capital increase and include in stocks that Woori Investment & Securities hold, make shares over 20% as of March 31, 2013.
(*9)	Woori PE has has significant influence about policy making process including to participate in decision for dividends and etc. as a partner with unlimited liability.
(*10)	The number of shares has been reduced due to the unequal stock redemption as of March 31, 2013.
(*11)	The Group holds more than 50% of the ownership, but the actual ownership in the voting rights is 49%.

(2)	Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	March 31, 2013
Woori Aviva Life Insurance Co., Ltd.	110,098	122,406	1,343	—	—	—	8,788	—	132,537
Woori Blackstone Korea Opportunity First	187,542	207,036	(663)	—	—	—	—	—	206,373
Korea Credit Bureau	4,500	3,931	(109)	—	—	—	—	—	3,822
DKT	54,000	—	—	54,000	—	—	—	—	54,000
Korea Finance Security Co., Ltd.	758	4,244	(671)	—	—	(55)	—	—	3,518
Woori Service Networks Co., Ltd.	24	129	(31)	—	—	—	—	—	98
Kumho Tire Co., Inc. (*1)	113,204	156,028	3,020	—	—	—	(8,669)	—	150,379
United PF 1st Corporate financial stability	191,617	201,364	2,923	—	—	—	—	—	204,287
Poonglim Industrial Co., Ltd.	14,476	14,476	—	—	—	—	—	—	14,476
Chin Hung International Inc. (*1)	60,275	56,223	(7,792)	—	—	—	679	(1,085)	48,025
Woori SB Eleventh Asset Securitization Specialty	2,026	787	(11)	—	—	—	—	—	776
Woori SB Twelfth Asset Securitization Specialty	3,077	2,030	(10)	—	—	—	—	—	2,020
Woori BC Pegasus Asset Securitization Specialty(*2)	2,908	—	286	—	—	—	—	(286)	—
Woori Stream Fourth Asset Securitization Specialty	1,250	787	(8)	—	—	—	—	—	779
Woori EA First Asset Securitization Specialty(*2)	400	—	715	—	—	(60)	—	(655)	—
Woori EA Second Asset Securitization Specialty(*2)	400	—	(9)	—	—	—	—	9	—
Woori EA Sixth Asset Securitization Specialty(*2)	400	—	(361)	—	—	—	—	361	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,324	85	—	—	(432)	—	—	1,977
Woori EA Ninth Asset Securitization Specialty	400	1,383	81	—	—	—	—	—	1,464
Woori EA Eleventh Asset Securitization Specialty	9,905	14,170	(101)	—	—	(1,110)	—	—	12,959
Woori EA Sixteenth Asset Securitization Specialty	5,400	4,902	(1,101)	—	—	—	—	—	3,801
Woori EA Seventeenth Asset Securitization Specialty	4,950	4,583	(318)	—	—	—	—	—	4,265
WR Loan Inc.	5	31	35	—	—	—	—	—	66
KAMCO Fifth Asset Securitization Specialty	8,736	16,579	(1,278)	—	—	—	—	—	15,301
KAMCO Sixth Asset Securitization Specialty	5,314	6,499	(4)	—	(3,870)	(1,364)	—	—	1,261
KAMCO Seventh Asset Securitization Specialty	390	198	—	—	—	—	—	—	198
Woori Fine First Asset Securitization Specialty	13,447	11,400	9,827	—	(9,900)	(10,942)	—	—	385
Woori Fine Second Asset Securitization Specialty	5,040	5,106	838	—	—	—	—	—	5,944
Woori HB Third Asset Securitization Specialty	234	233	31	—	—	—	—	—	264
Woori EA Nineteenth Asset Securitization Specialty	400	406	753	—	—	—	—	—	1,159
Woori KA First Asset Securitization Specialty	4,500	4,500	746	—	—	—	—	—	5,246
Chungdo Woori Century Security Corp.	8,187	9,199	14	—	—	—	366	—	9,579
Phoenix Digital Tech Co., Ltd.	10,997	1,859	(3,799)	—	—	—	3,288	—	1,348
Woori Columbus First PEF	1,199	—	—	1,199	—	—	—	—	1,199
Woori Renaissance Holdings	63,000	38,800	2,025	—	—	—	—	—	40,825
Seoul Lakeside Co., Ltd.	198,450	146,317	3,026	—	—	—	—	—	149,343

	1,089,120	1,037,930	9,482	55,199	(13,770)	(13,963)	4,452	(1,656)	1,077,674

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	460	—	—	—	10,195	(3,107)	122,406
Woori Blackstone Korea Opportunity First	187,542	159,631	20,266	32,345	(1,403)	(3,803)	—	—	207,036
Korea Credit Bureau	4,500	3,912	283	—	—	—	(264)	—	3,931
Korea Finance Security Co., Ltd.	758	3,468	831	—	—	(55)	—	—	4,244
Woori Service Networks Co., Ltd.	24	98	38	—	—	(7)	—	—	129
Kumho Tire Co., Inc. (*1)	113,204	111,357	16,647	—	—	—	3,323	24,701	156,028
United PF 1st Corporate financial stability	191,617	149,099	8,815	43,617	—	—	—	(167)	201,364
Poonglim Industrial Co., Ltd.	14,476	—	—	14,476	—	—	—	—	14,476
Chin Hung International Inc. (*1)	60,275	—	(4,103)	60,275	—	—	51	—	56,223
Woori SB Fifth Asset Securitization Specialty	—	981	31	—	(1,012)	—	—	—	—
Woori SB Eleventh Asset Securitization Specialty	2,026	811	(24)	—	—	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	3,077	3,954	76	—	—	—	(2,000)	—	2,030
Woori BC Pegasus Asset Securitization Specialty(*2)	2,908	—	(121)	—	—	—	—	121	—
Woori Stream Third Asset Securitization Specialty	—	949	29	—	(978)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	505	282	—	—	—	—	—	787
Woori HB First Asset Securitization Specialty	—	939	—	—	(186)	(753)	—	—	—
Woori Piastone Bridge Asset Securitization Specialty(*2)	40	1,136	203	—	—	(468)	(1,077)	206	—
Woori EA First Asset Securitization Specialty(*2)	400	—	335	—	—	(57)	—	(278)	—
Woori EA Second Asset Securitization Specialty(*2)	400	—	(177)	—	—	—	—	177	—
Woori EA Sixth Asset Securitization Specialty(*2)	400	—	248	—	—	(245)	—	(3)	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	624	—	—	(527)	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	400	3,660	748	—	—	(3,025)	—	—	1,383
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	4,655	—	—	(1,386)	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	5,400	—	(498)	5,400	—	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	4,950	—	(367)	4,950	—	—	—	—	4,583
CW Two Partners Co., Ltd.	—	6	(1)	—	(5)	—	—	—	—
WR Loan Inc.	5	—	26	—	—	—	—	5	31
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	2,921	—	—	—	—	—	16,579
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	1,432	—	—	(2,116)	—	—	6,499
KAMCO Seventh Asset Securitization Specialty	390	1,089	9	—	—	—	(900)	—	198
Woori Fine First Asset Securitization Specialty	13,447	17,485	1,232	—	—	(1,917)	(5,400)	—	11,400
Woori Fine Second Asset Securitization Specialty	5,040	—	66	5,040	—	—	—	—	5,106
Woori HB Third Asset Securitization Specialty	234	—	(1)	234	—	—	—	—	233

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2012
Woori EA Nineteenth Asset Securitization Specialty	400	—	6	400	—	—	—	—	406
Woori KA First Asset Securitization Specialty	4,500	—	—	4,500	—	—	—	—	4,500
Chungdo Woori Century Security Corp.	8,187	9,418	320	—	—	—	(539)	—	9,199
Phoenix Digital Tech Co., Ltd.	10,997	—	2,319	1,872	—	—	(2,731)	399	1,859
Woori Renaissance Holdings	63,000	32,516	5,681	—	—	—	603	—	38,800
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	(57)	—	(12,053)	—	109	—	—
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—	—	146,317

	1,052,676	928,233	68,667	173,109	(132,051)	(14,725)	566	14,131	1,037,930

(*1)	The market value of the proportionate share of the Woori Bank ownership interest in Kumho Tire Co. Inc. is 283 billion Won and 293 billion Won as of March 31, 2013 and December 31, 2012, respectively. The market value of the proportionate share of the Woori Bank ownership interest in Chin Hung International Inc. is 38 billion Won and 81 billion Won as of March 31, 2013 and December 31, 2012.
(*2)	Valuation of the investments in associates which accounted for using the equity method account is discontinued since the associates has recorded accumulated deficits in equity. Therefore, the amount of accumulated deficits is deducted from loans which are related to respective associates.

(3)	Financial information of investments in jointly controlled entities and associates is accounted for using the equity method are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	4,098,005	3,899,546	327,328	3,123
Woori Blackstone Korea Opportunity First	461,818	1,183	9	(1,488)
Korea Credit Bureau	52,160	11,563	8,729	(995)
DKT	509,960	373,670	52,847	(6,066)
Korea Finance Security Co., Ltd.	26,026	3,066	8,310	828
Woori Service Networks Co., Ltd.	3,729	1,751	2,507	102
Kumho Tire Co., Inc.	4,454,700	3,647,032	873,137	35,857
United PF 1st Corporate Financial Stability	1,169,917	17,850	35,092	16,685
Chin Hung International Inc.	528,655	428,444	38,680	(5,766)
Woori SB Eleventh Asset Securitization Specialty	1,734	9	5	(25)
Woori SB Twelfth Asset Securitization Specialty	5,058	10	3	(25)
Woori BC Pegasus Asset Securitization Specialty	28,360	42,296	1,407	953
Woori Stream Fourth Asset Securitization Specialty	1,955	7	—	(20)
Woori EA First Asset Securitization Specialty	18,821	23,517	4,188	1,786
Woori EA Second Asset Securitization Specialty	7,503	8,684	163	(22)
Woori EA Sixth Asset Securitization Specialty	14,624	16,236	150	(902)
Woori EA Seventh Asset Securitization Specialty	5,710	1,315	36	190
Woori EA Ninth Asset Securitization Specialty	17,178	13,518	817	203
Woori EA Eleventh Asset Securitization Specialty	42,538	13,744	1,014	(225)
Woori EA Sixteenth Asset Securitization Specialty	99,656	86,989	2,331	(3,670)
Woori EA Seventeenth Asset Securitization Specialty	75,276	65,798	1,966	(706)
WR Loan Inc.	1,051	917	129	72
KAMCO Fifth Asset Securitization Specialty	73,176	41,922	1,399	(2,608)
KAMCO Sixth Asset Securitization Specialty	2,820	9	29	(10)
KAMCO Seventh Asset Securitization Specialty	452	3	12	(1)
Woori Fine First Asset Securitization Specialty	1,417	549	21,946	21,838
Woori Fine Second Asset Securitization Specialty	94,272	81,063	3,760	1,862
Woori HB Third Asset Securitization Specialty	4,974	4,315	318	77
Woori EA Nineteenth Asset Securitization Specialty	85,516	82,617	4,152	1,883
Woori KA First Asset Securitization Specialty	89,186	77,532	3,579	1,657
Chungdo Woori Century Security Corp.	23,341	3,996	749	27
Phoenix Digital Tech Co., Ltd.	28,347	26,887	3,136	(1,420)
Woori Columbus First PEF	60,943	156	1	(156)
Woori Renaissance Holdings	102,712	33,798	863	3,922
Seoul Lakeside Co., Ltd.	230,753	255,138	48,997	6,371

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,921,940	3,743,642	1,766,857	3,589
Woori Blackstone Korea Opportunity First	463,839	1,687	51,321	44,918
Korea Credit Bureau	55,944	13,834	47,660	5,019
Korea Finance Security Co., Ltd.	29,363	1,666	42,196	5,703
Woori Service Networks Co., Ltd.	4,383	1,774	12,874	1,140
Kumho Tire Co., Inc.	4,782,299	3,893,931	4,047,691	120,584
United PF 1st Corporate Financial Stability	1,153,268	17,685	98,873	48,241
Chin Hung International Inc.	581,766	456,016	480,238	(62,617)
Woori SB Eleventh Asset Securitization Specialty	1,759	9	26	(54)
Woori SB Twelfth Asset Securitization Specialty	5,084	10	452	190
Woori BC Pegasus Asset Securitization Specialty	26,623	41,511	100	(404)
Woori Stream Fourth Asset Securitization Specialty	1,975	7	807	707
Woori EA First Asset Securitization Specialty	81,369	87,703	—	836
Woori EA Second Asset Securitization Specialty	8,029	9,188	8,941	(443)
Woori EA Sixth Asset Securitization Specialty	16,438	17,148	7,216	619
Woori EA Seventh Asset Securitization Specialty	5,521	356	12,427	1,386
Woori EA Ninth Asset Securitization Specialty	19,501	16,045	109	1,869
Woori EA Eleventh Asset Securitization Specialty	53,206	21,719	—	10,345
Woori EA Sixteenth Asset Securitization Specialty	111,892	95,555	8,192	(1,659)
Woori EA Seventeenth Asset Securitization Specialty	89,706	79,521	3,959	(809)
WR Loan Inc.	955	893	65	52
KAMCO Fifth Asset Securitization Specialty	75,984	42,122	1,264	5,981
KAMCO Sixth Asset Securitization Specialty	14,567	116	5,323	3,181
KAMCO Seventh Asset Securitization Specialty	453	3	18,705	19
Woori Fine First Asset Securitization Specialty	34,610	9,265	2,600	2,742
Woori Fine Second Asset Securitization Specialty	96,975	85,627	4,441	150
Woori HB Third Asset Securitization Specialty	5,859	5,277	785	(3)
Woori EA Nineteenth Asset Securitization Specialty	89,710	88,694	—	21
Woori KA First Asset Securitization Specialty	93,619	83,622	136	—
Chungdo Woori Century Security Corp.	22,098	3,520	3,304	646
Phoenix Digital Tech Co., Ltd.	24,435	21,388	18,497	7,328
Woori Renaissance Holdings	110,228	33,827	8,745	11,001
Seoul Lakeside Co., Ltd.	586,171	129,256	50,408	11,441

(4)	Excluded entity from associates although its percentage of ownership is higher than 20% as of March 31, 2013, is as follows (Unit: Korean Won in millions):

	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*)	24,187,282,362	34.6%

(*)	The entity is excluded from the associates because the Group has substantially no significant influence over the investee company regardless of the Group’s ownership percentage on common share over 20%.

13. Investment Properties

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Acquisition cost	507,690	512,528
Accumulated depreciation	(21,980)	(20,843)

Net carrying value	485,710	491,685

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Beginning balance	491,685	498,999
Acquisition	3,582	657
Capital expenditure	91	2,067
Disposition	(6,215)	—
Depreciation	(1,324)	(5,286)
Impairment loss (reversal)	—	79
Transfer	(2,141)	(4,766)
Foreign currencies translation adjustments	32	(65)

Ending balance	485,710	491,685

(3)	Fair value of investment properties is 504,581 million Won and 551,706 million Won as of March 31, 2013 and December 31, 2012, respectively.

(4)	Rental fees earned from investment properties are 3,634 million Won and 2,895 million Won for the three months ended March 31, 2013 and 2012, respectively.

14. Premises and Equipment

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,829,252	1,045,310	1,387,741	380,348	7,500	20	4,650,171
Accumulated depreciation	—	(99,522)	(1,057,171)	(308,976)	—	(15)	(1,465,684)

Net carrying value	1,829,252	945,788	330,570	71,372	7,500	5	3,184,487

	December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,827,026	1,036,763	1,381,036	365,069	4,376	20	4,614,290
Accumulated depreciation	—	(91,660)	(1,040,732)	(296,340)	—	(15)	(1,428,747)

Net carrying value	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543
Acquisition	3,385	11,230	20,892	6,206	3,368	—	45,081
Disposition or transfer	(890)	(1,464)	(127)	(338)	(266)	—	(3,085)
Depreciation	—	(7,916)	(31,723)	(13,015)	—	—	(52,654)
Classified to assets held for sale	(523)	(1,429)	—	—	—	—	(1,952)
Foreign currencies translation adjustment	45	68	823	832	22	—	1,790
Others	209	196	401	8,958	—	—	9,764

Ending balance	1,829,252	945,788	330,570	71,372	7,500	5	3,184,487

	For the year ended December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisition	5,090	40,629	148,636	40,921	17,194	—	252,470
Disposition or transfer	(7,240)	(4,340)	(3,402)	(1,587)	(17,194)	—	(33,763)
Depreciation	—	(31,669)	(130,194)	(27,692)	—	(2)	(189,557)
Classified to assets held for sale	(937)	290	—	—	—	—	(647)
Foreign currencies translation adjustment	(95)	(244)	(945)	(462)	(57)	—	(1,803)
Others	2,199	10,099	9,919	2,154	—	—	24,371

Ending balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

15. Intangible Assets

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	175,529	14,815	150,836	418	222,146	409,754	69,789	1,043,287
Accumulated depreciation	—	(5,412)	(106,621)	(235)	(147,388)	(301,395)	—	(561,051)
Accumulated impairment losses	(44,148)	(5,308)	—	—	—	—	(8,941)	(58,397)

Net carrying value	131,381	4,095	44,215	183	74,758	108,359	60,848	423,839

	December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	175,529	14,694	147,934	408	218,176	401,983	69,088	1,027,812
Accumulated depreciation	—	(5,065)	(102,694)	(224)	(140,807)	(288,076)	—	(536,866)
Accumulated impairment losses	(43,750)	(5,308)	—	—	—	—	(8,481)	(57,539)

Net carrying value	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407
Acquisition	—	—	2,891	3	3,981	7,356	762	14,993
Disposition	—	—	—	—	—	—	(207)	(207)
Amortization	—	(233)	(3,925)	(11)	(6,594)	(13,241)	—	(24,004)
Impairment loss	(398)	—	—	—	—	—	(438)	(836)
Foreign currencies translation adjustment	—	7	2	—	2	160	98	269
Others	—	—	7	7	—	177	26	217

Ending balance	131,381	4,095	44,215	183	74,758	108,359	60,848	423,839

	For the year ended December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisition	20,874	626	21,936	58	35,331	11,433	3,840	94,098
Disposition	—	—	(1)	—	—	(66)	(2,999)	(3,066)
Amortization	—	(1,518)	(14,403)	(39)	(23,541)	(55,872)	—	(95,373)
Impairment loss	(1,025)	(5,308)	—	—	—	—	(8,349)	(14,682)
Foreign currencies translation adjustment	—	(26)	(2)	—	(2)	(229)	(187)	(446)
Others	3,517	—	(9)	—	—	3,084	(1,607)	4,985

Ending balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Investment properties	85,495	82,109
Premises and equipment	1,952	1,238

Total	87,447	83,347

17. Assets Subjected to Lien and Assets Acquired through Foreclosures

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		March 31, 2013
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities Co., Ltd. and others	11,193	Deposits for futures margin and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	12,172,158	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	424,810	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Korea and others	1,648,746	Intraday overdrawn account and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	1,051,314	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	4,806,621	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China and others	91,042	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	92,678	Leasehold rights and others

		Total	20,298,562

		December 31, 2012
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities Co., Ltd. and others	5,989	Deposits for futures margin and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,878,857	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bond	Nomura Securities Co., Ltd. and others	423,536	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Communication and others	1,528,889	Foreign currencies Long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	1,041,159	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	5,492,249	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China and others	87,569	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	92,747	Leasehold rights and others

		Total	18,550,995

(*)	Debt securities sold under the agreements that the seller repurchases at the agreed price or the sales price plus additional amounts at specified rate. These debt securities are not derecognized from the consolidated statements of financial position of the Group. The buyers of these debt securities has right to sell and pledge without constraints. As these debt securities are not derecognized, the related transferred amounts are recorded as a liabilities, which are debt securities sold under repurchasement agreement.
(2)	As of March 31, 2013 and December 31, 2012, assets acquired through a foreclosure are buildings, whose carrying amounts are 610 million Won and 588 million Won, respectively

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		March 31, 2013	December 31, 2012	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	231,857	109,921	Korea Money Brokerage Corp. and others
	Korean treasury and government agencies securities	53,522	28,646	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	297,178	20,413	Korea Securities Depository and others
	Financial institutions debt securities	150,852	—	Korea Securities Depository and others
HTM financial assets	Korean corporates bonds	—	10,988	Korea Securities Depository
	Total	733,409	169,968

Loaned securities are loans of specific securities to borrowers who agree to return a like quantity of the same security. As the Group does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults

Fair value of the collaterals held can be disposed and re-subjected to lien regardless of defaults as of March 31, 2013 and December 31, 2012 are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Fair value of collateral	Fair value of the collaterals held were disposed and re-subjected to lien
Securities	5,512,162	115,110

	December 31, 2012
	Fair value of collateral	Fair value of the collaterals held were disposed and re-subjected to lien
Securities	4,312,075	120,287

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Prepaid expenses	309,228	224,574
Advance payments	79,236	67,854
Leased assets	103	146
Non-operative assets	610	588
Others	124,347	121,684

Total	513,524	414,846

19. Financial Liability at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Deposits due to Customers:
Gold banking liabilities	7,853	5,583
Borrowings:
Warrants in short position	5,243	5,327
Securities in short position	1,470,584	789,090

Sub-total	1,475,827	794,417

Derivative liabilities:
Interest rate derivatives	1,977,184	1,894,530
Currency derivatives	914,893	1,401,426
Equity derivatives	482,962	409,535
Credit derivatives	14,765	16,639
Commodity derivatives	31,219	15,186

Sub-total	3,421,023	3,737,316

Total	4,904,703	4,537,316

(2)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Borrowings:
Equity linked securities in short position	6,415,941	6,067,539
Equity linked securities index in short position	68,200	65,456

Sub-total	6,484,141	6,132,995

Debentures:
Debentures in local currency	231,981	227,920
Debentures in foreign currencies	92,913	87,534

Sub-total	324,894	315,454

Total	6,809,035	6,448,449

(3)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Financial liabilities designated at FVTPL subject to credit risk adjustments	6,809,035	6,448,449
Credit risk adjustments	(28,247)	(29,555)
Accumulated changes in credit risk adjustments	(22,920)	5,327

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(4)	Financial liabilities at FVTPL’s carrying value and face amounts at maturity are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Carrying value	6,809,035	6,448,449
Nominal value at maturity	6,614,839	6,227,993

	194,196	220,456

20. Deposits due to Customers

(1)	Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Deposits in local currency
Demand deposits	15,789,957	14,038,777
Time deposits	170,853,625	168,977,771
Mutual installments	75,342	80,106
Deposits on notes payables	1,800,044	3,446,887
Deposits on CMA	924,304	1,855,321
Certificate of deposits	2,515,628	1,907,353
Other deposits	2,495,515	2,494,477

Sub-total	194,454,415	192,800,692

Deposits in foreign currencies	10,452,850	11,430,372
Present value discount	(29,690)	(21,484)

Total	204,877,575	204,209,580

(2)	Deposits by customers are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Individual	72,594,501	70,614,046
Corporation	58,037,781	59,900,512
Banks	22,128,497	24,224,499
Government agencies	17,079,647	14,867,219
Other financial institutions	11,545,456	11,030,406
Government	5,199,051	6,686,377
Non-profit corporation	7,023,265	6,658,688
Educational organization	3,842,698	3,403,915
Foreign corporations	1,510,330	1,533,983
Others	5,946,039	5,311,419
Present value discount	(29,690)	(21,484)

Total	204,877,575	204,209,580

21. Borrowings and Debentures

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.2	899,041
Borrowings from government funds	Small and Medium Business Corporation and others	1.7	2,028,030
Others	Seoul, Korea and others	3.0	7,837,077

Sub-total			10,764,148

Borrowings in foreign currencies
Borrowings in foreign currencies	Commerz Bank AG and others	0.9	8,985,630
Offshore borrowings in foreign currencies	Korea Development Bank and others	0.8	5,561

Sub-total			8,991,191

Bills sold	Others	2.2	164,786
Call money	Banks	1.5	2,393,891
Bonds sold under repurchase agreements	Kookmin Bank and Others		9,586,734
Present value discount			(3,761)

Total			31,896,989

	December 31, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.3	957,978
Borrowings from government funds	Small and medium Business Corporation and others	1.8	2,045,373
Others	Seoul, Korea and others	3.2	7,581,386

Sub-total			10,584,737

Borrowings in foreign currencies
Borrowings in foreign currencies	CommerzBank AG and others	1.2	8,611,913
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.2	5,356

Sub-total			8,617,269

Bills sold	Others	2.9	126,306
Call money	Banks	1.6	5,783,616
Bonds sold under repurchase agreements	Others		8,372,522
Present value discount			(4,734)

Total			33,479,716

(2)	Debentures are as follows (Unit: Korean Won in millions):

	March 31, 2013		December 31, 2012
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.8 ~ 10.5	20,867,846	1.3~10.5	19,524,504
Subordinated bonds	3.4 ~ 10.3	8,181,466	3.4~10.3	8,332,491
Other bonds	—	139,964	—	152,208

Sub-total		29,189,276		28,009,203

Discounts on bond		(84,699)		(49,234)

Total		29,104,577		27,959,969

(3)	Borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Banks	Non-banks	Total
Borrowings in local currency	1,847,989	8,916,159	10,764,148
Borrowings in foreign currencies	5,040,374	3,950,817	8,991,191
Call money	561,891	1,832,000	2,393,891
Bonds sold under repurchase agreements	255,000	9,331,734	9,586,734

Total	7,705,254	24,030,710	31,735,964

	December 31, 2012
	Banks	Non-banks	Total
Borrowings in local currency	1,836,673	8,748,064	10,584,737
Borrowings in foreign currencies	5,010,277	3,606,992	8,617,269
Call money	923,516	4,860,100	5,783,616
Bonds sold under repurchase agreements	90,000	8,282,522	8,372,522

Total	7,860,466	25,497,678	33,358,144

22. Provisions

(1)	Provisions recognized are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Asset retirement obligation	30,727	22,024
Provision for guarantee (*1)	463,021	421,520
Provision for loan commitment	168,363	158,395
Provision for credit card points	8,177	7,181
Other provisions (*2)	288,468	254,538

Total	958,756	863,658

(*1)	Provision for guarantee includes provision for financial guarantee of 102,459 million Won and 105,842 million Won as of March 31, 2013 and December 31, 2012, respectively.
(*2)	Other provisions include provision for litigation.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013
	Provision for guarantees	Provision for unused commitments	Provision for credit card points	Other provisions	Total
Beginning balance	421,520	158,395	7,181	254,538	841,634
Provisions provided	55,866	10,782	6,179	35,408	108,235
Provisions used	(3,057)	77	(5,158)	(1,188)	(9,326)
Reversal of unused amount	(11,308)	(891)	(25)	(290)	(12,514)

Ending balance	463,021	168,363	8,177	288,468	928,029

	For the year ended December 31, 2012
	Provision for guarantees	Provision for unused commitments	Provision for credit card points	Other provisions	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	46,572	27,316	27,157	54,211	155,256
Provisions used and others	(8,515)	(300)	(21,363)	(48,918)	(79,096)
Reversal of unused amount	(81,224)	(3,151)	—	(21,797)	(106,172)

Ending balance	421,520	158,395	7,181	254,538	841,634

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Beginning balance	22,024	20,662
Provisions provided	766	5,121
Provisions used	(294)	(1,421)
Depreciation	139	515
Reversal of unused amount	(559)	(4,433)
Decrease in restoration costs	8,651	1,580

Ending balance	30,727	22,024

23. Retirement Benefit Obligation

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(1)	Retirement benefit obligation is as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Projected retirement benefit obligation	652,482	562,285
Fair value of plan assets	(431,774)	(395,989)

Liability recognized	220,708	166,296

(2)	Changes in carrying value of projected retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Beginning balance	562,285	365,714
Current service cost	39,217	137,536
Interest cost	5,787	16,534
Remeasurements	48,334	66,415
Foreign currencies translation adjustments	(37)	2
Retirement benefit paid	(3,375)	(23,445)
past service cost	—	232
Curtailment or settlement	—	(2,208)
Others	271	1,505

Ending balance	652,482	562,285

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Beginning balance	395,989	246,010
Interest income	4,749	15,709
Remeasurements	(186)	(2,316)
Employer’s contributions	33,590	152,090
Retirement benefit paid	(2,240)	(13,144)
Curtailment or settlement	—	(2,055)
Others	(128)	(305)

Ending balance	431,774	395,989

(4)	Plan assets consist of mainly deposits which accounts for 96.35% and 89.76% of plan asset as of March 31, 2013 and December 31, 2012, respectively. Among plan assets, realized return on plan assets are 4,563 million Won and 13,393 million Won for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Current service cost	39,217	137,536
Net interest expense	1,038	825
Past service cost	—	232
Loss on the curtailment or settlement	—	(42)

Cost recognized in net income	40,255	138,551
Remeasurements	48,520	68,731

Cost recognized in total comprehensive income	88,775	207,282

Retirement benefit service costs about Defined contribution plans are recognized 1,523 million Won and 5,075 million Won for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively.

(6)	Actuarial assumptions used in projected retirement benefit obligation assessment are as follows:

	March 31, 2013	December 31, 2012
Discount rate	3.43%	3.82%
Inflation rate	2.35%	2.35%
Future wage growth rate	5.66%	5.66%
retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity of actuarial assumptions used in assessment of retirement benefit obligation is as follows (Unit: Korean Won in millions):

		March 31, 2013
Discount rate	Increase by 1% point	537,840
	Decrease by 1% point	663,269
Future wage growth rate	Increase by 1% point	663,359
	Decrease by 1% point	536,730

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Other financial liabilities:
Payables	10,665,702	14,174,367
Accrued expenses	3,039,466	3,330,303
Borrowings from trust accounts	3,992,585	3,606,103
Refundable lease deposits	184,831	187,534
Agency business revenue	240,052	454,595
Foreign exchange payables	684,132	877,448
Domestic exchange payables	4,009,560	313,426
Miscellaneous liabilities	2,032,589	2,640,038

Sub-total	24,848,917	25,583,814

Other liabilities:
Deferred income	186,156	202,403
Other miscellaneous liabilities	343,512	305,668

Sub-total	529,668	508,071

Total	25,378,585	26,091,885

25. Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2013
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cashflow hedge	Foreign hedge	For trading	Fair value hedge	Cashflow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	186,551,189	272,851	—	—	1,860,543	256	23,180	—	1,954,569
Interest rate futures	1,849,320	—	—	—	1,107	—	—	—	684
Long interest rate options	1,380,000	—	—	—	26,607	—	—	—	—
Short interest rate options	2,041,204	—	—	—	—	—	—	—	21,931
Currency:
Currency forwards	47,205,649	15	—	6,748	463,640	303	—	2,238	374,395
Currency swaps	22,560,411	—	—	—	447,524	—	—	—	528,445
Currency futures	2,501,104	—	—	—	—	—	—	—	—
Long currency options	1,521,897	—	—	—	141,865	—	—	—	—
Short currency options	1,310,868	—	—	—	—	—	—	—	12,053
Stock Index:
Stock index futures	262,357	—	—	—	—	—	—	—	—
Long index stocks	2,861,819	2,458	—	—	109,682	—	—	—	—
Short index stocks	6,451,015	—	—	—	—	1,614	—	—	388,751
Stock index swaps	3,364,649	—	—	—	144,432	—	—	—	94,211
Others:
Long option	124,814	—	—	—	2,071	—	—	—	—
Short option	107,679	—	—	—	—	—	—	—	224
Other forwards	9,850	—	—	—	120	—	—	—	389
Other swaps	3,992,866	—	—	—	55,865	—	—	—	43,945
Other futures	45,561	—	—	—	—	—	—	—	1,426

Total	284,142,252	275,324	—	6,748	3,253,456	2,173	23,180	2,238	3,421,023

	December 31, 2012
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cashflow hedge	Foreign hedge	For trading	Fair value hedge	Cashflow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	192,990,031	267,470	—	—	1,794,918	6,158	22,196	—	1,873,294
Interest rate futures	3,192,473	—	—	—	—	—	—	—	—
Long interest rate options	1,755,000	—	—	—	25,710	—	—	—	—
Short interest rate options	1,532,297	—	—	—	—	—	—	—	21,236
Currency:
Currency forwards	50,374,911	32	—	13,567	535,790	—	—	306	518,226
Currency swaps	22,818,355	—	—	—	856,996	—	—	—	863,105
Currency futures	2,850,810	—	—	—	—	—	—	—	—
Long currency options	1,227,506	—	—	—	171,885	—	—	—	—
Short currency options	1,187,206	—	—	—	—	—	—	—	20,095
Stock Index:
Stock index futures	34,593	—	—	—	—	—	—	—	—
Long index stocks	2,021,925	—	—	—	128,690	—	—	—	—
Short index stocks	3,908,475	—	—	—	—	9,340	—	—	317,822
Stock index swaps	3,939,634	—	—	—	180,391	—	—	—	91,713
Others:
Long option	197,638	—	—	—	3,815	—	—	—	—
Short option	180,594	—	—	—	—	—	—	—	2,074
Other forwards	14,896	—	—	—	139	—	—	—	285
Other swaps	3,249,527	—	—	—	40,715	—	—	—	28,988
Other futures	277,555	—	—	—	1,264	—	—	—	478

Total	291,753,426	267,502	—	13,567	3,740,313	15,498	22,196	306	3,737,316

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses on valuation of derivatives applied hedge accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Gains or losses from hedged items	3,449	16,667
Gains or losses from hedging instruments	7,234	(19,931)
Gains or losses from ineffective portion of hedges of a net investment in foreign operations	2,500	(665)

26. Day 1 Profit and Loss

Changes in details of deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Beginning balance	65,267	54,732
New transactions
Financial assets at FVTPL	(2,507)	(65,510)
Financial liabilities at FVTPL	40,660	114,917

Sub-total	38,153	49,407

Amounts recognized in profits and losses
Financial assets at FVTPL	(2,613)	11,012
Financial liabilities at FVTPL	(11,842)	(49,884)

Sub-total	(14,455)	(38,872)

Ending balance	88,965	65,267

Although no observable elements were available in market transaction to fair value of financial instruments, valuation techniques were utilized to fair value of such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized as profits and losses.

27. Capital Stock and Capital Surplus

(1)	The number of authorized shares is as follows:

	March 31, 2013	December 31, 2012
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Capital surplus are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Capital in excess of par value	109,025	109,025
Other capital surplus	64,849	65,019

Total	173,874	174,044

28. Hybrid Securities

The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	March 31, 2013	December 31, 2012
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	March 8, 2012	March 8, 2042	5.83	190,000	190,000
Issuance cost				(1,593)	(1,593)

Total				498,407	498,407

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stock, the Company is exonerated from interest payment on the hybrid securities.

29. Other Equity

(1)	Other equity consists of as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Other comprehensive income:
Gain(loss) of available-for-sale financial assets	352,109	313,180
Share of other comprehensive gain(loss) of jointly controlled entities and associates	15,502	12,128
Gain(loss) on overseas business translation	(50,506)	(84,577)
Remeasurement elements of employee benefits	(112,192)	(75,323)
Gain(loss) on cash flow hedges	3,690	8,693

Sub-total	208,603	174,101

Treasury shares (*)	(14)	(14)
Other capital adjustments	(60,994)	(62,074)

Total	147,595	112,013

(*)	As of March 31, 2013 and December 31, 2012, the Group holds 2,000 shares (14 million Won) of its treasury shares, respectively, through acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities.

(2)	Changes in accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain(loss) of available-for-sale financial assets	313,180	64,515	(14,640)	(10,946)	352,109
Share of other comprehensive gain(loss) of jointly controlled entities and associates	12,128	2,361	—	1,013	15,502
Gain(loss) on overseas business translation	(84,577)	43,670	—	(9,599)	(50,506)
Remeasurement elements of employee benefits	(75,323)	(48,408)	—	11,539	(112,192)
Gain(loss) on cash flow hedges	8,693	(5,263)	—	260	3,690

Total	174,101	56,875	(14,640)	(7,733)	208,603

	For the year ended December 31, 2012
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain(loss) of available-for-sale financial assets	647,364	89,073	(538,339)	115,082	313,180
Share of other comprehensive gain(loss) of jointly controlled entities and associates	4,940	10,094	—	(2,906)	12,128
Gain(loss) on overseas business translation	(2,772)	(107,113)	—	25,308	(84,577)
Remeasurement elements of employee benefits	(23,277)	(68,397)	—	16,351	(75,323)
Gain(loss) on cash flow hedges	4,336	3,477	252	628	8,693

Total	630,591	(72,866)	(538,087)	154,463	174,101

30. Retained Earnings

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Legal reserves	1,075,539	1,035,849
Voluntary reserves	8,656,858	8,528,008
Retained earnings carried forward	4,120,257	4,287,732

Total	13,852,654	13,851,589

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Beginning balance	13,851,589	12,447,155
Net income	209,963	1,633,572
Dividends on common stock	(201,503)	(201,503)
Dividends on hybrid securities	(7,297)	(27,336)
Others	(98)	(299)

Ending balance	13,852,654	13,851,589

31. Planned Regulatory Reserve for Credit Loss

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated allowance for credit loss determined in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for credit loss.

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Controlling interests	1,579,010	1,638,826
Non-controlling interests	31,765	45,519

	1,610,775	1,684,345

(2)	Reserve, net income attributable to shareholders and earnings per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earnings per share):

	For the three months ended March 31
	2013	2012
Planned regulatory reserve for credit loss	(59,816)	104,091
Net income after the planned reserve provided	269,779	560,724

Earnings per share after the planned reserve provided (*)	326	689

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The Group determines and will pay 201,503 million Won (250 Won per share) as the dividend for fiscal year 2012. The Group determined and paid 201,503 million Won (250 Won per share) as the dividend for fiscal year 2011.

33. Net Interest Income

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	42,053	33,412
Financial institutions	39,953	53,583
Corporates	42,801	45,068
CP	14,403	23,770
Interest of other FVTPL financial assets	15,955	30,158

Sub-total	155,165	185,991

AFS financial assets:
Debt securities
Korean treasury and government agencies	31,333	37,060
Financial institutions	46,171	51,745
Corporates	38,240	37,424
Asset-backed securities	26	256
Foreign currency bonds	1,922	1,395
Interest of other AFS financial assets	1,192	1,624

Sub-total	118,884	129,504

HTM financial assets:
Debt securities
Korean treasury and government agencies	81,824	84,263
Financial institutions	27,520	51,684
Corporates	72,795	77,808
Foreign currency bonds	604	1,117

Sub-total	182,743	214,872

Loans and receivables:
Interest on due from banks	65,408	55,456
Interest on loans	2,870,992	3,245,896
Interest of other receivables	20,397	26,463

Sub-total	2,956,797	3,327,815

Total	3,413,589	3,858,182

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Interest on deposits due to customers	1,189,493	1,384,631
Interest on borrowings	172,367	206,009
Interest on debentures	327,428	361,814
Other interest expense	39,416	35,060

Total	1,728,704	1,987,514

34. Net Fees and Commissions Income

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Banking fees:
Banking fees (*)	205,663	204,349
Guarantee fees	25,184	25,735
Fees from project financing	6,074	8,169

Sub-total	236,921	238,253

Other fees:
Credit card fees	11,901	9,764
CMA management fees	590	1,402
Lease	2,768	3,579
Brokerage fees	112,879	143,197
Others	30,826	28,050

Sub-total	158,964	185,992

Total	395,885	424,245

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Fees paid	35,805	28,451
Credit card commission	142,713	106,285
Brokerage commission	16,143	17,635
Others	5,227	1,844

Total	199,888	154,215

35. Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Dividend of financial assets at FVTPL	15,448	15,095
Dividend of AFS financial assets	33,444	55,850

Total	48,892	70,945

36. Gain (Loss) on Financial Assets at FVTPL

(1)	Gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	Three months ended March 31
	2013	2012
Gain (loss) on valuation and disposal of securities:
Gain (loss) on redemption of securities	(4,781)	(2,749)
Gain (loss) on transaction of securities	24,315	61,562
Gain (loss) on valuation of securities	49,669	(2,373)

Sub-total	69,203	56,440

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives
Interest rate derivatives	(22,117)	16,864
Currency derivatives	99,738	(6,220)
Equity derivatives	103,610	(3,711)
Other derivatives	5,570	(1,576)

Sub-total	186,801	5,357

Gain (loss) on valuation of derivatives
Interest rate derivatives	(11,356)	(18,542)
Currency derivatives	(40,402)	1,326
Equity derivatives	(67,981)	180,099
Other derivatives	1,436	15,849

Sub-total	(118,303)	178,732

Total	137,701	240,529

(2)	Gain (loss) on valuation of financial assets designated at FVTPL is as follows (Unit: Korean Won in millions):

	Three months ended March 31
	2013	2012
Gain (loss) on redemption of securities	29,277	4,205
Gain (loss) on transaction of securities	249	—
Gain (loss) on valuation of securities	(961)	38,157
Gain (loss) on transaction of other financial assets designated at FVTPL	(165,250)	(74,820)
Gain (loss) on valuation of other financial assets designated at FVTPL	40,276	(237,333)

Total	(96,409)	(269,791)

37. Gain (Loss) on AFS Financial Assets

Gain (loss) on AFS financial assets recognized in statements of comprehensive income is as follows (Unit: Korean Won in millions):

	Three months ended March 31
	2013	2012
Gain (loss) on redemption of securities	(50)	44
Gain on transaction of securities	29,432	286,977
Impairment loss on securities	(41,103)	(9,557)

Total	(11,721)	277,464

38. Impairment Loss on Credit Loss

Impairment losses for loans, other receivables, guarantees and unused commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	Three months ended March 31
	2013	2012
Provision for credit loss	506,050	417,557
Reversal of provision for credit loss	(7,890)	(12,996)

Sub-total	498,160	404,561

Provision for guarantee	55,866	28,317
Reversal of provision for guarantee	(11,308)	(5,353)

Sub-total	44,558	22,964

Provision for loan commitment	10,782	6,755
Reversal of provision for loan commitment	(891)	(713)

Sub-total	9,891	6,042

Total	552,609	433,567

39. Other Net Operating Incomes (Expenses)

(1)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	Three months ended March 31
	2013	2012
Gain on transaction of FX	594,479	1,123,155
Gain on translation of FX	30,502	3,651
Gain on transactions of loans and receivables	37,202	5,558
Gain on transactions of derivatives	3,474	1
Gain on valuations of derivatives	18,572	3,739
Gain on fair value hedged items	20,904	20,649
Reversal of other provisions	874	3,345
Others	111,033	9,912

Total	817,040	1,170,010

(2)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Three months ended March 31
	2013	2012
Administrative expenses	972,565	905,460
Loss on transaction of FX	653,078	1,055,605
Loss on translation of FX	627	6,037
KDIC deposit insurance fees	67,757	64,241
Contribution to miscellaneous funds	98,403	92,991
Loss on transactions of loans and receivables	73	5,810
Loss on transactions of derivatives	1,830	178
Loss on valuations of derivatives	12,982	23,493
Loss on fair value hedged items	17,455	3,982
Other provision	41,592	46,078
Others	13,527	1,338

Total	1,879,889	2,205,213

(3)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Three months ended March 31
			2013	2012
Employee benefits	Short term employee benefits	Salaries	423,816	387,539
		Fringe benefits	119,025	113,503
	Retirement benefit service costs		41,778	35,860
	termination payment		1,022	—

	Sub-Total		585,641	536,902

Depreciation and amortization			76,658	71,973
Other administrative expenses	Fringe benefits		3,398	4,082
	Rent		68,682	62,378
	Taxes and dues		42,098	45,699
	Service charges		54,780	50,567
	IT expenses		29,668	21,328
	Telephone and communication expenses		19,012	17,538
	Operating promotion expenses		16,696	17,756
	Advertising		20,352	20,100
	Printing		3,240	3,678
	Traveling expenses		3,093	4,237
	Supplies		2,758	2,912
	Insurance premium		1,571	1,979
	Others		44,918	44,331

	Sub-total		310,266	296,585

	Total		972,565	905,460

40. Other Non-Operating Income (Expense)

(1)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Three months ended March 31
	2013	2012
Rental fee income	4,423	3,455
Gain on disposal of investment in jointly controlled entities and associates	—	3,071
Gain on disposal of premises and equipment and other assets	1,632	447
Reversal of impairment loss of premises and equipment and other assets	71	151
Others	25,694	16,056

Total	31,820	23,180

(2)	Other non-operating expense recognized are as follows (Unit: Korean Won in millions):

	Three months ended March 31
	2013	2012
Expense on investment properties	1,707	1,925
Loss on disposal of investment in jointly controlled entities and associates	1,565	18,079
Loss on disposal of premises and equipment and other assets	408	1,050
Impairment loss of premises and equipment and other assets	3,796	6,157
Donation	19,566	31,596
Others	10,176	7,888

Total	37,218	66,695

41. Income Tax Expense

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Current tax expense
Current tax expense in respect of the current year	136,814	233,667
Adjustments recognized in the current period in relation to the current tax of prior periods	(7,439)	6,226

Sub-total	129,375	239,893

Deferred tax expense
Deferred tax expense(income) relating to the origination and reversal of temporary differences	(24,698)	(55,050)
Deferred tax reclassified from other comprehensive income to net income	(7,733)	47,021

Sub-total	(32,431)	(8,029)

Income tax expense	96,944	231,864

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Net income before income tax expense	347,971	966,245
Tax calculated at statutory tax rate (*1)	83,747	233,369
Adjustments
Effect of income that is exempt from taxation	(19,274)	(14,798)
Effect of expenses that are not deductible in determining taxable profit	16,672	24,619
Adjustments recognized in the current period in relation to the current tax of prior periods	(7,439)	6,226
Others	23,238	(17,552)

Income tax expense	96,944	231,864

Effective tax rate	27.9%	24.0%

(*1)	The income tax rate for 200 million Won and below is 11%; Over 200 million Won up to 20 billion Won is 22%; for over 20 billion Won is 24.2%.

(3)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Current tax assets	37,484	38,667
Current tax liabilities	253,664	178,791

(4)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Deferred tax assets	194,903	155,439
Deferred tax liabilities	139,712	124,946

Net deferred tax assets	55,191	30,493

42. Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	Three months ended March 31
	2013	2012
Net income attributable to common shareholders	209,963	664,815
Dividends to hybrid securities	(7,297)	(5,265)
Net income attributable to common shareholders	202,666	659,550
Weighted average number of common shares outstanding	806,013,340 shares	806,013,341 shares
Basic EPS	251	818

Diluted EPS is equal to basic EPS because there is no dilution effect for the three months ended March 31, 2013 and 2012, respectively.

43. Contingent Liabilities and Commitments

(1)	Guarantees (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Confirmed guarantees
Guarantee for loans	159,546	172,177
Acceptances	661,651	622,106
Letters of guarantees	144,589	124,531
Other confirmed guarantees	8,711,821	8,851,336

Total	9,677,607	9,770,150

Unconfirmed guarantees
Local letter of credit	851,251	852,840
Letter of credit	5,819,111	5,795,397
Other unconfirmed guarantees	2,225,889	2,368,781

Total	8,896,251	9,017,018

CP purchase commitments and others	5,031,360	4,948,243

(2)	Loan commitments and others (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Loan commitments	93,409,757	91,362,821
Other commitments	5,439,926	6,666,254

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	March 31, 2013		December 31, 2012
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	999 cases	534 cases	925 cases	504 cases
Amount of litigation	1,646,078	999,425	1,606,756	1,003,880
Allowance for litigations	—	272,156	—	243,745

44.	Lease

(1)	Operating lease

Minimum lease payments to be collected under the operating lease agreement is as follows (Unit: Korean Won in millions):

	March 31, 2013		December 31, 2012
	Local currencies	Foreign currencies	Local currencies	Foreign currencies
One year or less	38	—	66	—

(2)	Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
1 year or less	307,609	309,380
1—2 years	221,754	227,324
2—3 years	122,589	128,413
3—4 years	20,089	21,090
More than 5 years	1,690	1,794

Gross investment in lease	673,731	688,001
Unrealized interest revenue	(66,207)	(68,789)

Net investment in lease	607,524	619,212
Receivables of cancellable lease	4,129	3,851
Costs of finance lease	16,862	16,666

Receivables of finance lease	628,515	639,729
Allowance for credit losses	(4,374)	(2,971)

Total	624,141	636,758

(3)	Finance lease liabilities

Present value of minimum lease payments under finance lease agreements are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
1 year or less	25,904	25,333
1—5 years	41,137	42,540

Sub—total	67,041	67,873

Present value discount	(4,097)	(4,475)

Present value	62,944	63,398

45. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior periods are as follows:

(1)	Related parties

Government related entity	Jointly controlled entities and associates
Korea Deposit Insurance Corporation

Woori Aviva Life Insurance Co., Ltd.,

Woori Renaissance Holdings,

Woori Blackstone Korea Opportunity Private Equity Fund I.,

Korea Credit Bureau Co., Ltd.,

Woori Service Networks Co., Ltd.,

Korea Finance Security Co., Ltd.,

Kumho Tires Co., Ltd.,

Phoenix Digital Tech Co., Ltd.,

Seoul Lakeside Co., Ltd.,

Chungdo Woori Century Security Corp.,

Orient Shipyard Co.,Ltd.,

United PF 1st Corporate Financial Stability.,

LIG E&C Co., Ltd.,

Hyunjin Co., Ltd.,

ChinHung International, Inc.,

Pi City Co., Ltd.,

CNK Co., Ltd.,

Poonglim Co., Ltd.,

Keojin Item Co., Ltd.,

Alpha System Co., Ltd.,

Prime Development LLC,

WR Loan Co., LLC,

DKT Co., Ltd.,

Woori Columbus 1st Private Equity Fund,

Woori EA 16 th Asset Securitization Specialty and 19 SPCs.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Government related entity
Loans and receivables	2,232	133,853
Other financial assets	1,718,878	1,058,731
Other assets	826	960
Deposits due to customers	590,734	590,061
Provision	—	377
Other financial liabilities	2,005	3,456
Other liabilities	990	1,783
Jointly controlled entities
AFS financial assets	—	11
Loans and receivables	9,234	8,571
Allowance for credit loss	(142)	(149)
Other assets	233	295
Deposits due to customers	2,071	1,079
Other financial liabilities	1	280
Other liabilities	234	234
Associates
AFS financial assets	75,243	148,373
Loans and receivables	765,997	827,730
Allowance for credit loss	(79,130)	(74,729)
Other assets	941	649
Deposits due to customers	53,348	91,047
Provision	282	141
Other financial liabilities	519	548

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Government related entity
Interest income	9,469	8,746
Other operating income	2,580	—
Interest expense	4,157	1,366
Other operating expense	—	1,194
Jointly controlled entities
Fees income	90	3,294
Other operating income	903	987
Interest expense	1	2
Bad debt expenses	12	—
Fees expense	—	25
Other operating expense	67	109
Associates
Interest income	5,248	5,782
Fees income	4,146	1,987
Other operating income	12,509	—
Other operating expense	—	64,514
Interest expense	275	317
Bad debt expenses	76	—
Fees expense	—	3
Other operating expense	13,967	8,180

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
KDIC	2,200,000	2,200,000	Loan commitment
Kumho Tires Co., Inc.	891	204	Endorsed notes
”	19,470	18,967	Commitments on loss sharing
”	9,228	13,922	Letter of credit
”	87,408	74,668	Loan commitment
Phoenix Digital Tech Co.,Ltd.	4,007	4,994	Loan commitment
Chin Hung International Inc.	—	85	Letter of credit
	27,635	40,825	Loan commitment
Orient Shipyard Co.,Ltd.	26,952	25,959	Acceptances and guarantees
	82,452	79,412	Guarantee of loan payment

(5)	Management compensation is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Short term benefits	8,706	8,222
Severance payments	600	843

46. Trust Accounts

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating revenue
	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Trust accounts	51,727,594	47,683,447	386,215	395,930

(2)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Receivables
Trust fees receivables	29,385	25,840
Payables
Borrowings from trust accounts	3,804,773	3,108,191
Accrued interest expenses on borrowings from trust accounts	10,952	8,881

Total	3,815,725	3,117,072

	For the three months ended March 31
	2013	2012
Revenue
Trust fees	13,653	13,856
Intermediate termination fees	—	7

Total	13,653	13,863

Expense
Interest expenses on borrowings from trust accounts	24,904	23,281

(3)	Principal guaranteed trusts and Principal and fixed rate of return guaranteed trusts.

1)	The carrying value of Principal guaranteed trusts and Principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Principal guaranteed trusts
Old-age pension trusts	7,349	7,654
Personal pension trusts	583,099	591,657
Pension trusts	567,359	554,661
Retirement trusts	91,727	95,421
New personal pension trusts	11,220	11,433
New old-age pension trusts	5,892	6,184

Sub-total	1,266,646	1,267,010

Principal and fixed rate of return guaranteed trusts
Development trusts	24	24
Unspecified money trusts	878	895

Sub-total	902	919

Total	1,267,548	1,267,929

2)	As of March 31, 2013 and December 31, 2012, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Liabilities for the account (subsidy for trust account adjustment)	8	4

48. Subsequent Events

(1)	The Group established and incorporated Woori Card Co., Ltd. as of April 1, 2013 as a wholly owned subsidiary which was spun off from Woori Bank.

(2)	Woori Private Equity Co., Ltd. (“Woori PE”), a subsidiary of the Group owing 41.44% of ownership interest in Kumho Investment Bank (“Kumho’), which has been under financial distress, submitted a business restructuring plan on Kumho to Financial Supervisory Service on March 22, 2013. According to the business restructuring plan, as of April 22, 2013, Kumho reduced its capital with no distribution to its shareholders. Kumho plans to increase its capital through providing first priority to existing shareholders and any remaining shares not purchased by existing shareholders will be offered to the public during June 2013.

On March 29, 2013, the Company made a resolution and planned to participate in the offering of Kumho and to acquire 30% or more ownership interests in it in order to include Kumho as a directly owned subsidiary upon an approval from the Financial Services Commission. However, on May 6, 2013, the Company notified that if they could not obtain an approval from the Financial Services Commission or acquire 30% or more interests in Kumho, it would not participate the capital increase of Kumho.

49. Agreement on the Implementation of a Management Plan

(1)	Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2)	Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3)	In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

Report on the separate financial statements

We have reviewed the accompanying separate financial statements of Woori Finance Holdings Co., Ltd. (the “Company”). The separate financial statements consist of the separate statements of financial position as of March 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the separate financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying separate financial statements based on our review.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Company are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting.

Emphasis

As described in Note 2, as the Company has newly adopted new standards that made changes in accounting policies retrospectively, statement of financial position as of December 31, 2012, and statements of comprehensive income, changes in equity and cash flow for the three months ended March 31, 2012 were restated. These restatements have no effect on our conclusion.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the separate statement of financial position of the Company as of December 31, 2012 and the related separate statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated February 25, 2013, we expressed an unqualified opinion on those separate financial statements. The accompanying restated statement of financial position as of December 31, 2012, which is comparatively presented in the accompanying separate financial statement, does not differ in material respects from such audited separate statement of financial position.

May 15, 2013

Notice to Readers

This report is effective as of May 15, 2013, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the Company.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

	March 31, 2013	December 31, 2012
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 28)	628,721	236,400
Loans and receivables (Notes 4, 6, 7 and 28)	261,394	209,199
Investments in subsidiaries and associates (Note 8)	17,976,325	17,976,325
Premises and equipment (Notes 9 and 26)	329	389
Intangible assets (Note 10)	32	33
Current tax assets (Note 24)	—	20,844
Deferred tax assets (Note 24)	2,449	2,444
Other assets (Notes 11 and 28)	663	970

Total assets	18,869,913	18,446,604

LIABILITIES
Debentures (Notes 4, 7 and 12)	3,854,381	3,654,276
Net defined benefit obligation (Notes 13 and 28)	620	137
Current tax liability (Note 24)	211,306	165,588
Other financial liabilities (Notes 4, 7, 14 and 28)	232,174	53,448
Other liabilities (Note 14)	1,857	1,479

Total liabilities	4,300,338	3,874,928

EQUITY
Common stock (Note 15)	4,030,077	4,030,077
Hybrid securities (Note 16)	498,407	498,407
Capital surplus (Note 15)	109,026	109,026
Other equity (Note 17)	(1,694)	(1,467)
Retained earnings (Note 18)	9,933,759	9,935,633

Total equity	14,569,575	14,571,676

Total liabilities and equity	18,869,913	18,446,604

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions, except for earning per share data)
NET INTEREST INCOME (EXPENSE) (Notes 19 and 28)
Interest income	2,162	1,227
Interest expense	(42,866)	(47,765)

	(40,704)	(46,538)

NET FEE INCOME (Notes 20 and 28)
Fees and commissions income	16,255	15,035
Fees and commissions expense	(4,150)	(605)

	12,105	14,430

DIVIDEND INCOME (Notes 21 and 28)	246,538	544,924
ADMINISTRATIVE EXPENSES (Note 22)	(10,254)	(11,259)

OPERATING INCOME	207,685	501,557

NON-OPERATING EXPENSE (Notes 23 and 28)	(691)	(130)
INCOME BEFORE INCOME TAX	206,994	501,427
INCOME TAX INCOME (EXPENSE) (Note 24)	68	(48)

NET INCOME	206,926	501,475

OTHER COMPREHENSIVE INCOME, NET OF TAX (Note 13)
Items that are not subsequently reclassified to profit or loss	(227)	(27)
Remeasurement elements of employee benefits	(227)	(27)
Items that are subsequently reclassified to profit or loss	—	—

	(227)	(27)

COMPREHENSIVE NET INCOME	206,699	501,448

Basic and diluted earnings per share (Note 25)	248	616

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

	Common	Hybrid	Capital	Other	Retained
	stock	securities	surplus	equity	earnings	Total
	(Korean Won in millions)
January 1, 2012 (Reported)	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Effect of change in accounting policy	—	—	—	(1015)	1,015	—

January 1, 2012 (Restated)	4,030,077	309,010	109,026	(1,029)	9,767,137	14,214,221

Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(5,265)	(5,265)
Net income	—	—	—	—	501,475	501,475
Remeasurement elements of employee benefits	—	—	—	(27)	—	(27)
Issue of hybrid securities	—	189,397	—	—	—	189,397

March 31, 2012	4,030,077	498,407	109,026	(1,056)	10,061,844	14,698,298

January 1, 2013	4,030,077	498,407	109,026	(1,467)	9,935,633	14,571,676
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(7,297)	(7,297)
Net income	—	—	—	—	206,926	206,926
Remeasurement elements of employee benefits	—	—	—	(227)	—	(227)

March 31, 2013	4,030,077	498,407	109,026	(1,694)	9,933,759	14,569,575

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	206,926	501,475
Adjustment to net income:	(205,354)	(498,022)
Income tax expense (income)	68	(48)
Interest income	(2,162)	(1,227)
Interest expense	42,866	47,765
Dividend income	(246,538)	(544,924)
Depreciation	42	46
Amortization	1	1
Retirement benefit	369	365
Changes in operating assets and liabilities:	(21,383)	(37,108)
Decrease (increase) in loans and receivables	1,379	(36,701)
Decrease in other assets	305	332
Increase (decrease) in net defined benefit obligation	(12)	328
Decrease in other financial liabilities	(23,434)	(1,136)
Increase in other liabilities	379	69
Income tax rebate	20,845	—
Interest income received	1,323	598
Interest expense paid	(42,088)	(47,991)
Dividend income received	239,941	536,816

Net cash provided by operating activities	200,210	455,768

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposition of fixed assets	18	—
Acquisition of fixed assets	—	(10)

Net cash provided by (used in) investing activities	18	(10)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issue of debentures	199,443	99,639
Increase in borrowings	—	35,000
Issue of hybrid securities	—	189,397
Redemption of debentures	—	(100,000)
Redemption of borrowings	—	(35,000)
Dividends paid for hybrid securities	(7,350)	(4,580)

Net cash provided by financing activities	192,093	184,456

NET INCREASE IN CASH AND CASH EQUIVALENTS	392,321	640,214
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	236,400	33,538

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	628,721	673,752

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS MARCH 31, 2013 AND 2012

1. GENERAL

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 11 subsidiaries including Woori Bank and 162 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of March 31, 2013.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued, as of March 31, 2013. KDIC owns 459,198,609 shares out of total outstanding shares, representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange (“KRX”). On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation of financial statements

The Company’s interim separate financial statements for the three months ended March 31, 2013 are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 Interim Financial Reporting. It is necessary to use the annual financial statement for the year ended December 31, 2012 for the understanding of the interim financial statements.

The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Separate Financial Statements.

Unless stated below, the accounting policies have been applied consistently with the annual separate financial statements in order to prepare the separate financial statements for the year ended December 31, 2012.

1)	The Company has newly adopted the following new standards and interpretations that affected the accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be recycled to net income subsequently or would be recycled to net income under specific circumstances. The amendments have effect on the presentation of financial statements and no effects on the financial position and financial performance. The Company applied the amendments retrospectively and restated comparative statement of financial statement.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. The amendment replaces the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits. The Company applied the amendments retrospectively and restated the comparative statement of financial statement.

The effects of the retrospective amendments on comparative statement of financial position and comprehensive income are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Reported	Restated
Net defined benefit obligation	137	137
Other equity	(14)	(1,467)
Retained earnings	9,934,180	9,935,633

	For the three months ended March 31, 2012
	Reported(*)	Restated
Operating income	501,521	501,557
Non-operating expense	(130)	(130)

Income before income tax	501,391	501,427
Income tax income	57	48

Net income	501,448	501,475
Other comprehensive income	—	(27)

Comprehensive net income	501,448	501,448

(*)	Reflected reclassification of non-operating income (expense) as described in Note 2. 3).

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement of between financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 establishes legally enforceable master netting agreements or in accordance with similar agreement right to offset financial instruments and the information about offset agreement like collateral agreement. Because the Company does not hold the offset financial instruments in accordance with K-IFRS 1032 and does not have a contract of master netting arrangement or similar agreement with a party, the amendments of the enactment have no significant effect on the Company’s financial statements.

Enactment to K-IFRS 1112 – Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. And the K-IFRS 1112 requires that the nature of, and risks associated with, its interests in other entities, the effects of those interests on its financial position, financial performance and cash flows. The adoption of the enactment has no significant effect on the Company’s financial statements.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. In accordance with K-IFRS 1113, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The K-IFRS 1113 explains that a fair value measurement requires an entity to determine the following the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, and the appropriate valuation technique(s) used when measuring fair value. The standard stated extensive disclosures related to fair value measurement. The adoption of the enactment has no significant effect on Company’s financial statements.

2)	The Company has not applied the following new and revised K-IFRS that have been issued but are not yet effective:

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 are clarifying the meaning of related standards about the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional to future events and can be exercised always during the contract periods. The right to offset has to be executable even in the case of default or insolvency, not just in the case of normal business progress with counterparties. The amendments to K-IFRS 1032 are effective for the annual period beginning on January 1, 2014.

3)	Others

a)	Reclassifcation of operating income

In accordance with the amendments to K-IFRS 1001, The Company changes the presentation of operating income by deducting cost of sales and general and administration expenses from operating income line items for the year ended December 31, 2012. The Company applied these amendments retrospectively for the comparative period and restated the statements of comprehensive income for the three months ended March 31, 2012.

Accordingly, some of other profit (loss) that is classified as operating income (loss) is reclassified into non-operating income (expense). Operating income is increased by 131 million Won for the three months ended March 31, 2012. The adoption of the amendments has no effect on net income and earnings per share for the three months ended March 31 2012.

b)	Reclassification of short term employee benefits

Certain expenses among administrative expenses and management compensation which characteristics are related to employee benefits are classified as short term employee benefits.

Adminstrative expenses and management compensation are restated retrospectively to be comparative for the three months ended March 31, 2012. Reclassification has no effect on net assets and net income of consolidated units.

The effects of the reclassification are as follows (Unit: Korean Won in millions):

<Administrative expenses>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	4,490	10,716	15,313	22,003
	Administrative expenses except short term employee benefits	6,042	12,520	18,874	27,790

	Total	10,532	23,236	34,187	49,793

Retrospectively restateed	Short term employee benefits	5,096	12,079	17,478	24,997
	Administrative expenses except short term employee benefits	5,436	11,157	16,709	24,796

	Total	10,532	23,236	34,187	49,793

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	5,307	11,336	16,831	21,935
	Administrative expenses except short term employee benefits	5,952	18,618	23,384	28,839

	Total	11,259	29,954	40,215	50,774

Retrospectively Restateed	Short term employee benefits	6,082	13,002	19,449	25,402
	Administrative expenses except short term employee benefits	5,177	16,952	20,766	25,372

	Total	11,259	29,954	40,215	50,774

<Management compensation>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	1,083	2,238	2,822	4,461
Retrospectively Restateed	Short term employee benefits	1,105	2,338	2,956	4,660

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	1,034	2,187	3,180	3,787
Retrospectively Restateed	Short term employee benefits	1,083	2,306	3,336	3,984

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgements which management has made about the application of the Company’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2012.

4. RISK MANAGEMENT

The Company’s operating activity is exposed to various financial risks. it hence, the Company is required to analyze and assess the level of complex risks, and determine the permissible level of risks or manage the risks. The Company’s risk management procedure is set for improvement in the quality of assets and investments held by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its impact.

The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize its profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk management department of the Company manages risks based on the Company’s policy. The risk management committee makes the decision on its risk strategy such as the allocation of capital at risk and the establishment of risk limit.

(1)	Credit risk

Credit risk represents the possibility of financial loss incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk, and the rate of default loss.

2)	Credit risk mitigation

The Company mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives.

3)	Maximum exposure to credit risk

The Company’s maximum exposure to credit risk is as follows in carrying amounts (Unit: Korean Won in millions):

	March 31, 2013
	Banks	Companies	Total
Loans and receivables neither overdue nor impaired	239,921	21,478	261,399
Loans and receivables overdue but not impaired	—	—	—
Impaired loans and receivables	—	—	—

Total	239,921	21,478	261,399

Allowances for credit losses	—	5	5

Net amount	239,921	21,473	261,394

	December 31, 2012
	Banks	Companies	Total
Loans and receivables neither overdue nor impaired	198,293	10,911	209,204
Loans and receivables overdue but not impaired	—	—	—
Impaired loans and receivables	—	—	—

Total	198,293	10,911	209,204

Allowances for credit losses	—	5	5

Net amount	198,293	10,906	209,199

All loans and receivables are maintained at or above the permissible level of credit rating.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, All contracts are exposed to a certain level of volatility according to the changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities, the Company makes judgments to avoid, bear or mitigate risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

2)	Market risk measurement

The Company uses both a standard risk measurement model approach and an internal risk measurement model approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and measure internal risk.

3)	Risk limit management

As of March 31, 2013 and December 31, 2012, the Company is not exposed to market risk in connection with trading activities.

4)	Sensitivity analysis of market risk

The Company performs the sensitivity analysis for trading and non-trading activities. As of March 31, 2013 and December 31, 2012, the Company is exposed only to interest rate risk from non-trading activities.

Based on market risk sensitivity analysis of non-trading activities, Earning at Risk (“EaR”) and Value at Risk (“VaR”) are as follows (Unit: Korean Won in millions):

March 31, 2013		December 31, 2012
EaR	VaR	EaR	VaR
(26,238)	(152,638)	(13,944)	(146,027)

The Company estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
March 31, 2013	Loans and receivables	1,025	—	—	1,025	—	—
	Debentures	4,224,822	241,369	90,458	507,250	393,702	2,992,043
December 31, 2012	Loans and receivables	1,036	—	—	—	1,036	—
	Debentures	4,037,836	42,088	239,841	88,960	505,680	3,161,267

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the separate statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

The Company manages liquidity risk by identifying the maturity gap through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.)

2)	Maturity analysis of non-derivative financial liabilities

The Company’s maturity analysis of non-derivative financial liabilities, including both principals and interests, based on the remaining contractual maturities as of March 31, 2013 and December 31, 2012 are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
March 31, 2013	Debentures	4,224,822	241,369	90,458	507,250	393,702	2,992,043
	Other financial liabilities	232,174	232,174	—	—	—	—
December 31, 2012	Debentures	4,037,836	42,088	239,841	88,960	505,680	3,161,267
	Other financial liabilities	53,448	53,448	—	—	—	—

The maturity analysis of non-derivative financial liabilities assumes that the contractual maturity is the same as the expected maturity.

(4)	Capital risk management

Pursuant to the Financial Holding Company Supervisory Regulation, the Company calculates and manages the debt ratio as ‘total liability’ divided by ‘total equity subtracting regulatory reserve for credit loss’ and calculates the dual leverage ratio as ‘total invested amount on subsidiaries’ divided by ‘total equity subtracting regulatory reserve for credit loss’, for capital risk management purposes.

Debt ratio and dual leverage ratio are as follows:

March 31, 2013		December 31, 2012
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
29.52%	123.39%	26.59%	123.37%

5. CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Demand deposits	236,531	49,471
Time deposits	392,190	186,929

Total	628,721	236,400

6. LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Loans	1,000	1,000
Allowance for credit losses	(5)	(5)
Receivables (*1)	222,262	170,906
Accrued income	1,227	736
Refundable rent deposits	37,261	37,261
Present value discount on refundable deposits	(351)	(699)

Total	261,394	209,199

(*1)	Receivables from subsidiaries which are subject to consolidated taxation for consolidated tax return are 212,119 million Won and 166,077 million Won as of March 31, 2013 and December 31, 2012, respectively (Note 24).

(2)	Details of changes in allowances for credit losses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Beginning balance	5	5
Reversal	—	—

Ending balance	5	5

7. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value and book value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		March 31, 2013		December 31, 2012
		Fair value	Book value	Fair value	Book value
Financial assets	Loans and receivables (*1)	261,394	261,394	209,199	209,199
Financial liabilities	Debentures	3,992,899	3,854,381	3,770,841	3,654,276
	Other financial liabilities (*1)	232,174	232,174	53,448	53,448

	Total	4,225,073	4,086,555	3,824,289	3,707,724

(*1)	As the Company considers the difference between the book value and fair value to be insignificant, it uses book value as the relevant fair value of financial assets and liabilities.

8. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates accounted for using the cost method are as follows (Unit: Korean Won in millions):

Company	Country	Financial year end as of	March 31, 2013		December 31, 2012
			Ownership (%)	Carrying value	Ownership (%)	Carrying value
Woori Bank	Korea	Dec. 31	100.0	13,621,824	100.0	13,621,824
Kwangju Bank	”	Dec. 31	100.0	976,291	100.0	976,291
Kyongnam Bank	”	Dec. 31	100.0	1,443,662	100.0	1,443,662
Woori FIS Co., Ltd.	”	Dec. 31	100.0	35,013	100.0	35,013
Woori Investment & Securities Co., Ltd.	”	Mar. 31	37.9	1,036,749	37.9	1,036,749
Woori F&I Co., Ltd.	”	Dec. 31	100.0	206,563	100.0	206,563
Woori Asset Management Co., Ltd.	”	Mar. 31	100.0	67,456	100.0	67,456
Woori Private Equity Co., Ltd.	”	Dec. 31	100.0	34,246	100.0	34,246
Woori Financial Co., Ltd.	”	Dec. 31	52.0	238,575	52.0	238,575
Woori Aviva Life Insurance Co., Ltd. (*1)	”	Mar. 31	51.6	102,946	51.6	102,946
Woori FG Savings Bank	”	Jun. 30	100.0	210,000	100.0	210,000
Woori Finance Research Institute	”	Dec. 31	100.0	3,000	100.0	3,000

Total				17,976,325		17,976,325

(*1)	As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.

9. PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,616	553	2,169
Accumulated depreciation	(1,407)	(433)	(1,840)

Net carry value	209	120	329

	December 31, 2012
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,645	553	2,198
Accumulated depreciation	(1,391)	(418)	(1,809)

Net carry value	254	135	389

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013
	Properties for business purposes	Structures in leased office	Total
Beginning balance	254	135	389
Disposition	(18)	—	(18)
Depreciation	(27)	(15)	(42)

Ending balance	209	120	329

	For the year ended December 31, 2012
	Properties for business purposes	Structures in leased office	Total
Beginning balance	330	185	515
Acquisition	41	13	54
Disposition	(1)	—	(1)
Depreciation	(116)	(63)	(179)

Ending balance	254	135	389

10. INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2013
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	117	15	169
Accumulated amortization	(36)	(101)	—	(137)

Net carry value	1	16	15	32

	December 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	117	15	169
Accumulated amortization	(36)	(100)	—	(136)

Net carry value	1	17	15	33

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	17	15	33
Depreciation	—	(1)	—	(1)

Ending balance	1	16	15	32

	For the year ended December 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	13	15	29
Acquisition	—	10	—	10
Depreciation	—	(6)	—	(6)

Ending balance	1	17	15	33

11. OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Prepaid expenses	663	970

12. DEBENTURES AND BORROWINGS

(1)	Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance date	Annual interest rate (%)	Maturity	March 31, 2013	December 31, 2012
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013	170,000	170,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013	60,000	60,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014	150,000	150,000
Series 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015	300,000	300,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014	80,000	80,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013	140,000	140,000
Series 29-1st bonds	May 20, 2010	4.45	May 20, 2013	30,000	30,000
Series 29-2nd bonds	May 20, 2010	5.11	May 20, 2015	220,000	220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug. 3, 2013	50,000	50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug. 3, 2015	250,000	250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov.9, 2013	100,000	100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov.9, 2014	150,000	150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014	50,000	50,000
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014	160,000	160,000
Series 34-1st bonds	May 24, 2011	4.06	May 24, 2014	100,000	100,000
Series 34-2nd bonds	May 24, 2011	4.22	May 24, 2016	100,000	100,000
Series 35-1st bonds	Aug. 25, 2011	4.04	Aug. 25, 2014	100,000	100,000
Series 35-2nd bonds	Aug. 25, 2011	4.08	Aug. 25, 2016	150,000	150,000
Series 36-1st bonds	Oct. 28, 2011	4.08	Oct. 28, 2013	170,000	170,000
Series 36-2nd bonds	Oct. 28, 2011	4.16	Oct. 28, 2014	180,000	180,000
Series 36-3rd bonds	Oct. 28, 2011	4.30	Oct. 28, 2016	180,000	180,000
Series 37th bonds	Feb. 7, 2012	3.96	Feb. 7, 2017	100,000	100,000
Series 38th bonds	Jun. 26, 2012	3.75	Jun. 26, 2017	220,000	220,000
Series 39th bonds	Aug. 20, 2012	3.27	Aug. 20, 2017	250,000	250,000
Series 40th bonds	Oct. 30, 2012	3.03	Oct. 30, 2015	200,000	200,000
Series 41th bonds	Mar. 12, 2013	2.98	Mar. 12, 2018	200,000	—

Sub-total				3,860,000	3,660,000
Less: discounts on bonds payable				(5,619)	(5,724)

Total				3,854,381	3,654,276

All debentures are to be paid in full at maturity.

(2)	There is no borrowing outstanding as of March 31, 2013 and December 31, 2012. As of March 31, 2013, the Company has contracts of credit line with banks as follows (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit
Hana Bank	CD(3M)+1.65	November 30, 2013	100,000
Kookmin Bank	CD(3M)+1.55	November 30, 2013	150,000

Total			250,000

13. NET DEFINED BENEFIT OBLIGATION

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(1)	Details of net defined benefit obligation are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Defined benefit obligation	7,348	6,803
Fair value of plan assets	(6,728)	(6,666)

Net defined benefit obligation	620	137

(2)	Changes in defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Beginning balance	6,803	5,194
Current service cost	374	1,498
Interest expense	57	223
Remeasurement elements	299	511
Retirement benefit paid	(299)	(1,548)
Transfer from related parties	114	925

Ending balance	7,348	6,803

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Beginning balance	6,666	5,207
Interest income	62	256
Remeasurement elements	—	(67)
Employer’s contributions	—	1,858
Retirement benefit paid	—	(588)

Ending balance	6,728	6,666

(4)	Plan assets are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Equity instruments	46	85
Deposits	6,682	6,581

Total	6,728	6,666

Return on plan assets are 62 million Won and 189 million Won for the three months ended March 31, 2013 and December 31, 2012, respectively.

(5)	The amounts recorded in comprehensive income in relation with defined benefit plan are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2013	For the year ended December 31, 2012
Current service cost	374	1,498
Net interest expense	(5)	(33)

Recognized as net income	369	1,465
Remeasurement elements	299	578

Recognized as comprehensive income	668	2,043

(6)	Actuarial assumptions used in defined benefit obligation assessment are as follows:

	March 31, 2013	December 31, 2012
Discount rate	3.14%	3.57%
Inflation rate	3.00%	3.00%
Future wage growth rate	5.18%	5.18%
Mortality ratio	The standard rate by Korea Insurance Development Institute
Retirement rate	The standard rate by Korea Insurance Development Institute

(7)	The sensitivity analysis of actuarial assumptions used in defined benefit obligation is as follows :

		For the three months ended March 31, 2013	For the year ended December 31, 2012
Discount rate	Increase by 1% point	6,878	6,392
	Decrease by 1% point	7,879	7,266
Future wage growth rate	Increase by 1% point	7,875	7,265
	Decrease by 1% point	6,873	6,386

14. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Other financial liabilities:
Accounts payables (*1)	2,323	22,827
Accrued expenses	25,571	27,826
Dividends payables	204,100	2,649
Withholdings	180	146

Total	232,174	53,448

Other liabilities:
Withholding taxes	1,674	1,331
Others	183	148

Total	1,857	1,479

(*1)	Accounts payables for consolidated taxation are 814 million Won and 21,333 million Won as of March 31, 2013 and December 31, 2012 (Note 24).

15. CAPITAL STOCK AND SURPLUS

(1)	The total number of authorized shares is as follows (Unit: Korean Won except for shares):

	March 31, 2013	December 31, 2012
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000	5,000
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Capital in excess of par value	109,025	109,025
Other capital surplus	1	1

Total	109,026	109,026

16. HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	March 31, 2013	December 31, 2012
The 1st bond-type hybrid securities	Nov. 22, 2011	Nov. 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	Mar. 8, 2012	Mar. 8, 2042	5.83	190,000	190,000
Issuing expense				(1,593)	(1,593)

Total				498,407	498,407

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stocks, and then, the Company is exonerated from interest payment on the hybrid securities.

17. OTHER EQUITY

(1)	Other equity are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Other comprehensive income
Remeasurement element of employee benefits	(1,680)	(1,453)
Treasury shares (*1)	(14)	(14)

Total	(1,694)	(1,467)

(*1)	As of March 31, 2013 and December 31, 2012, the Company holds 2,000 shares (14 million Won) of its treasury stock, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities Co., Ltd.

(2)	Changes in other equity are as follows (Unit: Korean Won in millions):

	January 1, 2013	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	March 31, 2013
Remeasurement elements of employee benefits	(1,453)	(300)	—	73	(1,680)

	January 1, 2012	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	December 31, 2012
Remeasurement elements of employee benefits	(1,015)	(578)	—	140	(1,453)

18. RETAINED EARNINGS

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Earned surplus reserve	1,075,539	1,035,849
Voluntary reserve	8,656,858	8,528,008
Retained earnings carried forward	201,362	371,776

Total	9,933,759	9,935,633

(2)	In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if allowance for credit loss under K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by RSFHC, the Company shall disclose such differences as regulatory planned reserve for credit loss.

(3)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Beginning balance	858	8
Planned reserve for credit loss	259	850

Ending balance	1,117	858

(4)	Reserve provided and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	For the three months ended March 31
	2013	2012
Reserve provided	259	45
Net income after the reserve provide	206,667	501,430
Earnings per share after the reserve provided (*1)	247	616

(*1)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the reserve provided.

19. NET INTEREST INCOME

Interest income and expenses incurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Interest income
Interest income on due from banks	1,800	890
Interest income on loans	11	12
Interest income on others	351	325

Total	2,162	1,227

Interest expense
Interest expense on borrowings	—	124
Interest expense on debentures	42,866	47,641

Total	42,866	47,765

There are no financial assets in which impairment was incurred for the three months ended March 31, 2013 and 2012, respectively. As a result, all interest income resulted from non-impaired financial assets.

20. NET FEES INCOME

Fee income and expense are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Fee income
Brand royalty income	16,255	15,035
Fee expense
Fee for legal advice	90	3
Other fees expense	4,060	602

Total	4,150	605

21. DIVIDEND INCOME

Dividend income is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Woori Bank	173,306	479,053
Kwangju Bank	19,892	28,213
Kyongnam Bank	23,769	7,976
Woori F&I Co., Ltd.	22,974	21,574
Woori Financial Co., Ltd.	6,597	8,108

Total	246,538	544,924

22. ADMINISTRATIVE EXPENSES

Administrative expenses are as follows (Unit: Korean Won in millions):

			Three months ended March 31
			2013	2012
Employee benefits	Short term employee benefits	Salaries	4,886	5,307
		Fringe benefits	783	775
	Retirement benefit		369	365

	Sub-Total		6,038	6,447

Depreciation and amortization			43	47
Other administrative expenses	Traveling expenses		42	100
	Operating promotion expenses		352	362
	Rent		431	408
	Maintenance expense		224	223
	IT expenses		951	561
	Advertising		1,086	1,653
	Taxes and dues		133	117
	Insurance premium		74	81
	Others		880	1,260

	Sub-total		4,173	4,765

	Total		10,254	11,259

23. NON-OPERATING PROFIT AND LOSS

Details of non-operating incomes and non-operating expenses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Non-operating incomes:
Miscellaneous income	222	328
Non-operating expenses:
Donation	(909)	(458)
Miscellaneous loss	(4)	—

Sub-Total	(913)	(458)

Total	(691)	(130)

24. INCOME TAX EXPENSE (INCOME)

(1)	Income tax expense (income) are as follows (Korean Won in millions):

	For the three months ended March 31
	2013	2012
Current tax expense (income)
Current tax expense in respect of the current year	—	—
Adjustments recognized in the current period in relation to the current tax of prior periods	—	—

Sub-total	—	—

Deferred tax expense (income)
Deferred tax expense (income) relating to the origination and reversal of temporary differences	(5)	(57)
Deferred tax reclassified from other comprehensive income to net income	73	9

Sub-total	68	(48)

Income tax expense (income)	68	(48)

(2)	Reconciling items between income before income tax and income tax expense (income) are as follows (Korean Won in millions):

	For the three months ended March 31
	2013	2012
Income before income tax	206,994	501,427
Tax calculated at statutory tax rate (*1)	49,630	121,345
Tax effect on reconciling items:
Non-taxable income	(54,677)	(127,121)
Non-deductible expenses	81	78
Others	5,034	5,650

Sub-total	(49,562)	(121,393)

Income tax income	68	(48)

Effective tax rate (*2)	0.03%	—

(*1)	Income tax rate for 200 million Won and below is 11%, for over 200 million Won up to 20 billion Won is 22%, and for over 20 billion Won is 24.2%, which is composed of corporate tax and local income tax for the three months ended March 31, 2013 and 2012
(*2)	The effective tax rate did not be produced because income tax expenses are negative amount (-) for the three months ended March 31, 2012.

(3)	Details of changes in deferred tax assets (liabilities) are as follows (Unit: Korean Won in millions):

	January 1, 2013	The amount recognized in net income	The amount recognized in other comprehensive income	March 31, 2013
Accrued expenses	2,425	(97)	—	2,328
Defined benefit obligation	1,318	44	73	1,435
Plan assets	(1,317)	(15)	—	(1,332)
Depreciation	18	—	—	18

Total	2,444	(68)	73	2,449

	January 1, 2012	The amount recognized in net income	The amount recognized in other comprehensive income	December 31, 2012
Accrued expenses	2,148	277	—	2,425
Defined benefit obligation	674	520	124	1,318
Plan assets	(676)	(657)	16	(1,317)
Depreciation	12	6	—	18

Total	2,158	146	140	2,444

(4)	Deferred income tax assets and liabilities arising from the net temporary differences of 8,927,317 million Won as of March 31, 2013 and December 31, 2012, respectively, were not recognized in investments in subsidiaries and associates where the Company is able to control the timing of the reversal of the difference and it is certain that the reversal will not occur in the foreseeable futures and it is uncertain to realize. Also, deferred income tax assets were not recognized for the uncertainty of realizing loss carry-forwards of 184,765 million Won as of March 31, 2013 and December 31, 2012, respectively.

(5)	Deductible tax loss carry forwards are as follows (Korean Won in millions):

Year incurred	Incurred (*1)	Expired	Remained	Expiration Date
2008	12,562	—	12,562	December 31, 2013
2009	172,203	—	172,203	December 31, 2019	(*2)

	184,765	—	184,765

(*1)	Reflects adjustments based on the reported tax returns.
(*2)	As a result of the revision on the Corporate Income Tax Law, the period allowed for the unused tax loss carry-forward has extended for 10 years.

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2013	December 31, 2012
Current tax assets (*1)	—	20,844
Current tax liabilities (*2)	211,306	165,588

(*1)	The Company did not offset income tax refund with current tax liabilities since the Company has no intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.
(*2)	The Company recognized receivables and accounts payables which are to be received or paid according to consolidated tax return on behalf of the subsidiaries as of March 31, 2013 and December 31, 2012.

25. EARNINGS PER SHARE (EPS)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	For the three months ended March 31
	2013	2012
Net income on common shares	206,926	501,475
Dividend on hybrid securities	(7,297)	(5,265)
Net income attributable to common shareholders	199,629	496,210
Weighted average number of common shares outstanding (shares)	806,013,340 shares	806,013,341 shares
Basic EPS	248	616

Meanwhile, as there is no dilution effect for the three months ended March 31, 2013 and 2012, respectively, the Company’s diluted EPS is equal to its common earnings per share.

26. INSURANCE

As of March 31, 2013, the Company carries director and officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverages are 50,000 million Won and 354 million Won, respectively.

27. LITIGATION CASE

The Company had filed lawsuits as follows (Unit: Korean Won in millions):

	March 31, 2013
	As plaintiff
Number of cases	1 cases	A claim for damages due to trademark piracy of Woori Enterprise Co., Ltd.
Amount of litigation	76

28. RELATED PARTY TRANSACTIONS

Significant balances as of March 31, 2013 and December 31, 2012 and major transactions for the three months ended March 31, 2013 and 2012 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:

(1)	Related parties

Government related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea Deposit Insurance Corporation

Woori Bank, Kyongnam Bank, Kwangju Bank, Woori FIS Co., Ltd., Woori F&I Co., Ltd.,

Woori Investment Securities Co., Ltd.,

Woori Asset Management Co., Ltd.,

Woori Private Equity Co., Ltd.,

Woori Financial Co., Ltd.,

Woori FG Savings Bank,

Woori Finance Research Institute,

Woori Credit Information Co., Ltd.,

Woori America Bank,

Woori Global Markets Asia Ltd.,

Woori China Bank,

Woori Russia Bank, P.T. Bank

Woori Indonesia,

Woori Brazil Bank,

Korea BTL Infrastructure Fund,

Woori Fund Service Co., Ltd.,

Woori Futures Co., Ltd.,

Woori Investment Securities Int’l Ltd.,

Woori Investment Securities (H.K.) Ltd.,

Woori Investment Securities America Inc.,

MARS Second Private Equity Fund,

Woori Investment Asia PTE Ltd.,

Woori Absolute Partners PTE Ltd.,

Woori Absolute Asia Global Opportunity Fund,

LG Investment Holding B.V. (Amsterdam) GG,

Woori Korindo Securities Indonesia,

Woori CBV Securities Corporation,

Woori Absolute Return Investment Strategies Fund, Kumho Investment Bank Co., Ltd.,

Sahn Eagles LLC, Two Eagles LLC,

Woori EL Co., LLC,

Woori Investment Advisory Co., Ltd., (Beijing), Kofc Woori Growth Champ Private Equity Fund,

Woori AMC Co., Ltd., Woori Private Equity Fund,

Woori Giant First Co., LLC,

Woori Bank principal and interest trust and 2 principal and interest trusts,

Woori Bank principal trust and 3 principal trust,

Woori F&I Seventh Asset Securitization Specialty and 59 SPCs,

Woori Heritage Longshort Private Equity trusts I and 64 beneficiary certificates.

Woori Aviva Life Insurance Co., Ltd.,

Woori Renaissance Holdings,

Woori Blackstone Korea Opportunity Private Equity Fund I.,

Korea Credit Bureau Co., Ltd.,

Woori Service Networks Co., Ltd.,

Korea Finance Security Co., Ltd.,

Kumho Tires Co., Ltd.,

Phoenix Digital Tech Co., Ltd.,

Seoul Lakeside Co., Ltd.,

Chungdo Woori Century Security Corp.,

Orient Shipyard Co., Ltd.,

United PF 1st Corporate Financial Stability,

LIG E&C Co., Ltd.,

Hyunjin Co., Ltd.,

ChinHung International, Inc.,

Pi City Co., Ltd.,

CNK Co., Ltd.,

Poonglim Co., Ltd.,

Keojin Item Co., Ltd.,

Alpha System Co., Ltd.,

Prime Development Co., Ltd.,

WR Loan Co., LLC,

DKT Co., Ltd.,

Woori Columbus 1st Private Equity Fund,

Woori EA 16 th Asset Securitization Specialty and 19 SPCs.

(2)	Receivables and payables with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		March 31, 2013	December 31, 2012
Receivables	Woori Bank	36,910	36,562	Refundable rent deposits
		551,532	199,471	Cash and cash equivalents
		1,040	562	Interest receivables
		351	699	Prepaid expenses
		151,462	128,097	Receivables
	Kyongnam Bank	28,197	8,139	Cash and cash equivalents
		48	36	Interest receivables
		38,779	27,573	Receivables
	Kwangju Bank	48,993	28,790	Cash and cash equivalents
		134	126	Interest receivables
		11,738	5,600	Receivables
	Woori FIS	532	485	Receivables
	Woori PE	554	355	Receivables
	Woori Asset Management	532	274	Receivables
	Woori Financial	1,000	1,000	Loans
		(5)	(5)	Allowances for credit losses
		4	—	Interest receivables
		6,597	—	Receivables
	Woori F&I	5,138	1,538	Receivables
	Woori Credit Information	684	497	Receivables
	Woori AMC	2,808	1,888	Receivables
	Woori Fund Service	30	31	Receivables
	Woori Finance Research Institute	100	1546	Receivables
		—	13	Interest receivables

	Total	887,158	443,277

Payables	Woori Bank	196	21,069	Accounts payables
		6,728	6,666	Retirement plan assets
	Woori F&I	—	10	Accounts payables
	Woori FIS	407	84	Accounts payables
	Woori PE	—	1	Accounts payables
	Woori Credit Information	—	1	Accounts payables
	Woori AMC	—	3	Accounts payables
	Woori FG Savings Bank	814	489	Accounts payables

	Total	8,145	28,323

(3)	Receivables and payables with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		March 31, 2013	December 31, 2012
Receivables	Woori Aviva Life Insurance Co., Ltd.	3,405	3,006	Receivables

(4)	Transactions with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the three months ended March 31
		2013	2012
Revenues	Woori Bank	12,821	11,636	Brand royalty income
		1,518	886	Interest on deposits
		348	325	Interest related to leasehold deposits
		173,306	479,053	Dividends
		47	72	Other operating income
	Kyongnam Bank	452	436	Brand royalty income
		70	1	Interest on deposits
		23,769	7,976	Dividends
	Kwangju Bank	293	289	Brand royalty income
		212	3	Interest on deposits
		19,892	28,213	Dividends
	Woori Financial	177	147	Brand royalty income
		11	12	Interest on loans
		6,597	8,108	Dividends
	Woori FIS	151	145	Brand royalty income
		62	94	Other operating income
	Woori F&I	32	26	Brand royalty income
		22,974	21,574	Dividends
	Woori Investment & Securities	1,886	1,944	Brand royalty income
		49	81	Other operating income
	Woori Asset Management	17	18	Brand royalty income
	Woori PE	4	4	Brand royalty income
	Woori FG Savings Bank	6	—	Brand royalty income
	Woori Finance Research Institute	3	—	Brand royalty income
	Woori Credit Information	18	18	Brand royalty income
	Woori AMC	12	8	Brand royalty income
	Woori Futures	23	24	Brand royalty income
	Woori Fund Service	1	—	Brand royalty income

	Total	264,751	561,093

Expenses	Woori Bank	203	203	Maintenance expenses
		348	325	Rent
		(62)	(61)	Retirement benefit
		—	33	Service fees
		25	106	Other fees
	Woori FIS	668	499	Service fees
	Woori Finance Research Institute	1,980	—	Other fees

	Total	3,162	1,105

(5)	Transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the three months ended March 31
		2013	2012
Revenues	Woori Aviva Life Insurance Co., Ltd.	362	341	Brand royalty income

(6)	Compensation to managements are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2013	2012
Short-term employee benefit	1,038	1,083
Retirement benefit	42	52

	1,080	1,135

29. NON-CASH TRANSACTIONS

The significant transactions without cash flows are as follows (Unit: Korean Won in million):

	For the three months ended March 31
	2013	2012
Dividends payables	201,450	202,188

30. Subsequent Events

(1)	The Company established and incorporated Woori Card Co., Ltd. as of April 1, 2013 as a wholly owned subsidiary which was spun off from Woori Bank.

(2)	Woori Private Equity Co., Ltd.(“Woori PE”), a subsidiary of the Company owing 41.44% of ownership interest in Kumho Investment Bank(“Kumho’), which has been under financial distress, submitted a business restructuring plan on Kumho to Financial Supervisory Service on March 22, 2013. According to the business restructuring plan, as of April 22, 2013, Kumho reduced its capital with no distribution to its shareholders. Kumho plans to increase its capital through providing first priority to existing shareholders and any remaining shares not purchased by existing shareholders will be offered to the public during June 2013.

On March 29, 2013, the Company made a resolution and planned to participate in the offering of Kumho and to acquire 30% or more ownership interests in it in order to include Kumho as a directly owned subsidiary upon an approval from the Financial Services Commission. However, on May 6, 2013, the Company notified that if they could not obtain an approval from the Financial Services Commission or acquire 30% or more interests in Kumho, it would not participate the capital increase of Kumho.

31. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative expense ratio, net borrowings substandard or below ratio and others. If the three subsidiaries fail to make improvements, the KDIC can enforce the subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2)	Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3)	In addition to the agreement on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.